IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.2 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Wayne Savings Bancshares, Inc.
(Exact Name of Registrant as Specified in Charter)

0001036030
(Registrant's CIK Number)

Exhibit 99.2 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-69600
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wooster, State of Ohio, on September 9, 2002.

WAYNE SAVINGS BANKSHARES, INC.

By: /s/ Charles F. Finn
Charles F. Finn
Chairman of the Board and President

F:\clients\1006\2ndStep\FormSE.wpd

CONVERSION APPRAISAL UPDATE REPORT

WAYNE SAVINGS BANCSHARES, INC.

PROPOSED HOLDING COMPANY FOR WAYNE SAVINGS COMMUNITY BANK
Wooster, Ohio

Dated As Of:
August 16, 2002

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP FINANCIAL, LC.
Financial Services Industry Consultants

August 16, 2002

Board of Directors
Wayne Savings Bankshares, MHC
Wayne Savings Bancshares, Inc.
Wayne Savings Community Bank
151 North Market Street
Wooster, Ohio 44691

Members of the Board of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued by Wayne Savings Bancshares, Inc., Wooster, Ohio ("Wayne Bancshares" or the "Holding Company") in connection with the mutual-to-stock conversion of Wayne Savings Bankshares, MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of the common stock of Wayne Bancshares (the "MHC Shares"), the mid-tier holding company for Wayne Savings Community Bank, Wooster, Ohio ("Wayne Savings" or the "Bank"). The remaining minority shares of Wayne Bancshares' common stock are owned by public stockholders. Wayne Bancshares, organized in August 1997, owns 100 percent of the outstanding common stock of Wayne Savings. It is our understanding that Wayne Bancshares will offer its stock in a Subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Plans (the "ESOP"), Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Community offering.

This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof. Our original appraisal report, dated September 7, 2001 (the "original appraisal") and previous appraisal update reports, dated November 30, 2001 (the "first update"), April 19, 2002 (the "second update") and July 12, 2002 (the "third update"), are incorporated herein by reference. As in the preparation of our original appraisal and previous updates, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On July 10, 2001, the respective Board of Directors of Wayne Bancshares and the MHC adopted the plan of conversion pursuant to which the MHC will be merged into the Bank and the MHC will no longer exist. Pursuant to the plan of conversion, Wayne Bancshares, which owns 100 percent of the Bank, will be succeeded by a new corporation with the same name. As part of

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the conversion, the Holding Company will sell shares of common stock in an offering that will represent the ownership interest in Wayne Bancshares currently owned by the MHC. As of June 30, 2002 the MHC's ownership interest in Wayne Bancshares approximated 52.52 percent. The Holding Company will also issue shares of its common stock to the public stockholders of Wayne Bancshares pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Wayne Bancshares common stock as owned immediately prior to the conversion. As of June 30, 2002, the public stockholders' ownership interest in Wayne Bancshares was approximately 47.48 percent.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Wayne Bancshares' financial condition, including financial data through June 30, 2002; (2) an updated comparison of Wayne Bancshares' financial condition and operating results versus the Peer Group companies identified in the original appraisal; and (3) a review of stock market conditions since the date of the third update.

The estimated pro forma market value is defined as the price at which the Holding Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

<u>*Discussion of Relevant Considerations*</u>

1. <u>Financial Results</u>

Table 1 presents summary balance sheet and income statement details for the fiscal year ended March 31, 2002 and updated financial information for the twelve months ended June 30, 2002. The overall composition of Wayne Bancshares' June 30, 2002 balance sheet was comparable to the Holding Company's March 31, 2002 balance sheet, with the Holding Company posting a slight decline in assets during the quarter. Updated reported earnings for the Holding Company were slightly higher, which was attributable to an increase in core earnings. Partially offsetting the increase in core earnings was a decline in gains realized from the sale of loans.

Table 1
Wayne Savings Bancshares, Inc.
Recent Financial Data

	At March 31, 2002		At June 30, 2002	
	Amount ($000)	Assets (%)	Amount ($000)	Assets (%)
Balance Sheet Data				
Total assets	$334,843	100.0%	$334,606	100.0%
Cash and cash equivalents	27,883	8.3	32,957	9.8
Investment securities	22,286	6.7	20,500	6.1
FHLB stock	3,767	1.1	3,910	1.2
Mortgage-backed securities	17,326	5.2	17,783	5.3
Loans receivable, net	251,172	75.0	247,230	73.9
Deposits	300,957	89.9	300,737	89.9
Borrowings	5,000	1.5	5,000	1.5
Total equity	26,047	7.8	26,427	7.9

	12 Months Ended March 31, 2002		12 Months Ended June 30, 2002	
	Amount ($000)	Avg. Assets (%)	Amount ($000)	Avg. Assets (%)
Summary Income Statement				
Interest income	$21,309	6.54%	$20,942	6.36%
Interest expense	(12,348)	(3.79)	(11,502)	(3.49)
Net interest income	8,961	2.75	9,440	2.87
Provision for losses	(134)	(0.04)	(149)	(0.05)
Net interest income after provision	8,827	2.71	9,291	2.82
Other operating income	1,143	0.35	1,183	0.36
Net gain(loss) on sale of loans/sec.	514	0.16	454	0.14
Non-interest operating expense	(7,722)	(2.37)	(7,887)	(2.40)
Earnings before income taxes	2,762	0.85	3,041	0.92
Income taxes	(939)	(0.29)	(1,039)	(0.31)
Net income	$1,823	0.56%	$2,002	0.61%

Sources: Wayne Bancshares' prospectus, audited and unaudited financial statements, and RP Financial calculations.

Wayne Bancshares' total assets decreased by $237,000, or 0.1 percent, from March 31, 2002 to June 30, 2002. Asset shrinkage was most notable in the area of loans receivable, as accelerated loan repayments associated with refinancing activity contributed to a $3.9 million decline in loans receivable during the quarter. Investment securities declined by $1.8 million during the quarter ended June 30, 2002, which was more than offset by a $5.1 million increase in cash and cash equivalents. Overall, the level of loans receivable comprising total assets declined from 75.0 percent to 73.9 percent as of March 31, 2002 and June 30, 2002, respectively. Over the same time period, the Holding Company's ratio of cash and investments as percent of assets, including mortgage-backed securities and FHLB stock, increased from 21.3 percent to 22.5 percent.

Updated credit quality measures indicated a slight improvement in credit quality during the three month period, as non-performing assets declined from $3.2 million or 0.95 percent of assets at March 31, 2002 to $2.7 million or 0.81 percent of assets at June 30, 2002. The decline in non-performing assets was substantially realized through the sale of collateral from a $519,000 nonresidential loan that was non-performing at March 31, 2002. One lending relationship, consisting of commercial business and commercial real estate loans continues to represent the largest component of the non-performing assets balance. As of June 30, 2002, non-performing assets consisted primarily of $1.4 million of non-accruing commercial business loans, $550,000 of non-accruing commercial real estate loans and $$758,000 of non-accruing 1-4 family permanent mortgage loans.

The decline in assets during the quarter funded a slight decline in deposits, while the balance of borrowings did not change during the quarter. Overall, the Holding Company's updated funding composition exhibited little change, as deposits and borrowings equaled 89.9 percent and 1.5 of assets, respectively, for both periods shown in Table 1. Capital growth combined with asset shrinkage served to increase Wayne Bancshares' equity-to-assets ratio from 7.8 percent at March 31, 2002 to 7.9 percent at June 30, 2002.

Wayne Bancshares' operating results for the fiscal year ended March 31, 2002 and the twelve months ended June 30, 2002 are also set forth in Table 1. Reported earnings for the Holding Company equaled 0.56 percent and 0.61 percent of average assets for the twelve months ended March 31, 2002 and June 30, 2002, respectively. The Holding Company's higher updated return on assets was primarily realized through an increase in net interest income and, to a lesser extent, an increase in non-interest operating income. Net interest income and operating expenses continue to comprise the two major components of Wayne Bancshares' core earnings.

Wayne Bancshares' updated net interest income to average assets ratio increased from 2.75 percent to 2.87 percent for the twelve months ended March 31, 2002 and June 30, 2002, respectively. The increase in the net interest income ratio resulted from a steeper decline in the interest expense ratio compared to the interest income ratio, reflecting the impact of a widening yield-cost spread. The widening of the yield-cost spread reflects the more immediate impact that lower short-term interest rates have had on the Holding Company's interest rate sensitive liabilities compared to its less interest rate sensitive interest-earning assets. The

Holding Company's interest rate spread increased from 2.77 percent for the fiscal year ended March 31, 2002 to 2.90 percent for the twelve months ended June 30, 2002.

Operating expenses increased from 2.37 percent to 2.40 percent of average assets for the twelve months ended March 31, 2002 and June 30, 2002, respectively, as operating expenses increased at a faster rate than the Holding Company's asset growth. Overall, Wayne Bancshares' higher net interest income and operating expense ratios translated into a slightly higher updated expense coverage ratio (net interest income divided by operating expenses) of 1.20 times, versus a comparable ratio of 1.16 times recorded for the twelve months ended March 31, 2002.

Non-interest operating income increased slightly as a percent of average assets, equaling 0.35 percent and 0.36 percent of average assets for the twelve months ended March 31, 2002 and June 30, 2002, respectively. When factoring non-interest operating income into core earnings, the Holding Company's updated efficiency ratio (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was slightly improved, equaling 76.5 percent and 74.3 percent for the twelve months ended March 31, 2002 and June 30, 2002, respectively.

Gains realized from the sale of loans decreased from 0.16 percent of average assets for the twelve months ended March 31, 2002 to 0.14 percent of average assets for the twelve months ended June 30, 2002. The decline on loan sales gains was mostly related to the Holding Company's decision to retain a higher portion of fixed rate 1-4 family loan originations for investment to offset the decline in loans receivable resulting from principal repayments. As noted in the original appraisal and previous updates, due to the more volatile and non-recurring characteristics of the loan sale gains recorded by Wayne Bancshares, such gains are not considered to be part of the Holding Company's recurring or core earnings.

Loan loss provisions established by the Holding Company increased slightly during the most recent twelve month period, equaling 0.04 percent and 0.05 percent of average assets for twelve months ended March 31, 2002 and June 30, 2002, respectively. Loss provisions established during the quarter ended June 30, 2002 were more than offset by net charge-offs that were incurred in connection with the sale of collateral securing a $519,000 non-accruing commercial real estate loan. Accordingly, the allowance for loan losses declined from $730,000 at March 31, 2002 to $627,000 at June 30, 2002. As of June 30, the Holding Company's valuation allowance equaled 0.25 percent of net loans receivable and 23.0 percent of non-performing assets.

2. <u>Peer Group Financial Comparisons</u>

Tables 2 and 3 present the financial characteristics and operating results for Wayne Bancshares, the Peer Group and all publicly-traded thrifts. The Holding Company's and

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2002

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Wayne Savings Bancshares, Inc.																				
June 30, 2002	9.8	12.6	73.9	89.9	1.5	0.0	7.9	0.0	7.9	0.0	5.31	51.11	-2.99	5.75	-16.67	4.37	5.56	7.89	7.89	15.57
All Public Companies	5.7	22.7	67.5	67.6	20.0	0.1	10.3	0.5	9.8	0.0	7.89	16.48	4.06	9.92	2.62	4.41	3.86	9.42	9.32	16.98
State of OH	6.1	16.2	74.3	68.0	19.5	0.0	10.9	0.2	10.7	0.0	4.04	10.82	1.33	8.96	-8.00	6.40	6.93	10.45	10.28	17.68
Comparable Group Average	5.9	19.5	70.6	66.7	20.7	0.0	11.8	0.2	11.6	0.0	0.53	16.79	-3.91	0.49	2.22	0.84	0.92	10.61	10.61	17.34
Mid-West Companies	5.9	19.5	70.6	66.7	20.7	0.0	11.8	0.2	11.6	0.0	0.53	16.79	-3.91	0.49	2.22	0.84	0.92	10.61	10.61	17.34
Comparable Group																				
Mid-West Companies																				
ASBI Ameriana Bancorp of IN	3.6	23.3	66.5	79.8	10.9	0.0	8.1	0.3	7.8	0.0	0.86	38.33	-9.11	6.68	-26.43	-2.83	-2.72	7.50	7.50	13.09
FFWC FFW Corporation of Wabash IN(1)	3.3	33.5	60.3	64.8	25.0	0.0	9.2	0.5	8.8	0.0	2.26	19.83	-6.38	6.34	-5.70	0.30	1.14	NM	NM	NM
FCAP First Capital, Inc. of IN(1)	4.3	22.5	69.8	71.9	15.7	0.0	11.7	0.0	11.6	0.0	11.89	16.36	11.11	7.46	48.57	5.53	5.18	NM	NM	NM
FFBZ First Federal Bncrp, Inc of OH	2.7	6.7	86.3	67.9	22.1	0.0	9.4	0.0	9.4	0.0	-0.33	5.23	-1.55	0.21	-5.31	10.22	10.17	7.88	7.88	12.14
LNCB Lincoln Bancorp of IN(1)	6.1	22.5	67.8	52.0	29.8	0.0	16.9	0.5	16.5	0.0	-3.34	-10.28	-0.05	-6.24	4.37	-6.92	-7.30	14.20	14.20	21.69
MFBC MFB Corp. of Mishawaka IN	5.5	16.0	75.0	61.0	30.6	0.0	8.0	0.0	8.0	0.0	0.09	-4.67	1.01	1.35	0.35	-1.36	-1.36	7.74	7.74	12.66
NEIB Northeast Indiana Bncrp of IN	5.6	19.8	71.1	56.3	31.4	0.0	11.8	0.0	11.8	0.0	-6.37	21.66	-13.65	-11.67	1.79	0.27	0.27	NM	NM	NM
PFDC Peoples Bancorp of Auburn IN	5.1	12.2	79.8	77.1	10.0	0.0	12.3	0.6	11.7	0.0	3.32	48.71	-3.21	2.37	8.82	5.40	6.06	10.30	10.30	NM
SFBI Security Financial Bcrp of IN(1)	20.5	21.1	51.6	74.0	7.5	0.0	18.1	0.0	18.1	0.0	-3.81	13.15	-14.07	-3.59	-0.66	-4.42	-4.42	14.73	14.73	26.96
WOFC Western Ohio Fin. Corp. of OH	2.2	17.4	78.2	62.5	24.4	0.0	12.3	0.0	12.3	0.0	0.70	19.53	-3.20	2.00	-3.61	2.16	2.16	11.90	11.90	17.50

(1) Financial information is for the quarter ending March 31, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2002

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Wayne Savings Bancshares, Inc.																			
June 30, 2002	0.61	6.36	3.49	2.87	0.05	2.82	0.00	0.00	0.36	0.36	2.40	0.00	0.14	0.00	6.75	3.85	2.90	2,910	34.17
All Public Companies	0.86	6.56	3.42	3.14	0.18	2.96	0.07	0.01	0.49	0.57	2.35	0.04	0.18	-0.02	6.78	3.88	2.90	4,674	34.12
State of OH	0.82	6.78	3.77	3.00	0.19	2.81	0.06	0.00	0.34	0.40	2.30	0.05	0.26	0.05	7.07	4.30	2.77	4,170	32.57
Comparable Group Average	0.70	6.75	3.64	3.11	0.25	2.85	0.03	0.01	0.48	0.51	2.38	0.02	0.05	0.00	7.03	4.17	2.85	3,469	29.14
Mid-West Companies	0.70	6.75	3.64	3.11	0.25	2.85	0.03	0.01	0.48	0.51	2.38	0.02	0.05	0.00	7.03	4.17	2.85	3,469	29.14
Comparable Group																			
Mid-West Companies																			
ASBI Ameriana Bancorp of IN	0.10	6.44	4.09	2.35	0.30	2.05	0.06	0.01	0.62	0.69	2.30	0.02	-0.41	0.00	6.90	4.52	2.38	3,100	NM
FFWC FFW Corporation of Wabash IN(1)	0.88	7.11	4.25	2.86	0.53	2.33	0.00	0.00	0.57	0.57	1.85	0.07	0.21	0.00	7.31	4.75	2.56	NM	25.98
FCAP First Capital, Inc. of IN(1)	1.16	6.92	3.48	3.44	0.03	3.41	0.00	0.00	0.57	0.57	2.21	0.00	0.02	0.00	7.18	4.00	3.18	2,800	35.26
FFBZ First Federal Bncrp, Inc of OH	1.01	7.19	3.33	3.86	0.12	3.74	0.00	0.00	0.50	0.50	2.88	0.00	0.19	0.00	7.49	3.68	3.81	3,211	35.06
LNCB Lincoln Bancorp of IN(1)	0.83	6.77	3.62	3.15	0.08	3.07	0.09	-0.01	0.26	0.34	2.31	0.04	0.17	0.00	7.02	4.45	2.58	4,411	32.21
MFBC MFB Corp. of Mishawaka IN	0.14	6.38	3.53	2.85	0.87	1.97	-0.01	0.00	0.41	0.40	2.37	0.00	0.13	0.00	6.59	3.88	2.72	3,222	3.74
NEIB Northeast Indiana Bncrp of IN	0.74	6.69	3.94	2.75	0.30	2.45	0.05	0.03	0.43	0.50	2.02	0.00	0.06	0.00	6.93	4.46	2.46	4,418	25.04
PFDC Peoples Bancorp of Auburn IN	1.08	7.03	3.46	3.58	0.10	3.48	0.03	0.00	0.31	0.34	2.09	0.04	0.09	0.00	7.24	3.96	3.28	3,465	39.17
SFBI Security Financial Bcrp of IN(1)	0.51	6.35	2.92	3.42	0.09	3.33	0.08	0.04	0.52	0.65	3.19	0.00	-0.05	0.00	6.81	3.61	3.20	2,944	31.45
WOFC Western Ohio Fin. Corp. of OH	0.58	6.63	3.82	2.81	0.10	2.71	0.00	0.00	0.58	0.58	2.55	0.00	0.14	0.00	6.78	4.39	2.39	3,650	34.36

(1) Financial information is for the quarter ending March 31, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

the Peer Group's ratios are based on financial results through June 30, 2002, unless otherwise indicated for the Peer Group companies.

In general, the comparative balance sheet ratios for the Holding Company and the Peer Group did not vary significantly from the ratios exhibited in the third update. Consistent with the third update update, the Holding Company's updated interest-earning asset composition reflected a higher concentration of loans and a lower concentration of cash and investments. Overall, the Holding Company and the Peer Group continued to maintain comparable levels of interest-earning assets, based on updated interest-earning assets-to-assets ratios of 96.3 percent and 96.0 percent, respectively.

The updated mix of deposits and borrowings maintained by Wayne Bancshares and the Peer Group also did not change significantly from the third update. Wayne Bancshares' funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 91.4 percent and 87.4 percent for the Holding Company and the Peer Group, respectively. Wayne Bancshares posted an updated equity-to-assets ratio of 7.9 percent, which remained below the comparable ratio of 11.8 percent for the Peer Group. Overall, Wayne Bancshares' updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 105.4 percent, which remained below the comparable Peer Group ratio of 109.8 percent. As discussed in the original appraisal and previous updates, the additional capital realized from stock proceeds should serve to provide Wayne Bancshares with an IEA/IBL ratio that is more comparable to the Peer Group's ratio.

Updated growth rates for Wayne Bancshares and the Peer Group are based on annual growth for the twelve months ended June 30, 2002, unless otherwise indicated for the Peer Group companies. Consistent with the third update, updated growth rates reflected stronger asset growth for the Holding Company, based on asset growth rates of 5.3 percent and 0.5 percent for the Holding Company and the Peer Group, respectively. Asset growth for the Holding Company was realized through cash and investments, which was partially negated by a decline in loans. The Peer Group's asset growth was also realized through growth of cash and investments and was substantially offset by a decline in loans. Overall, the Holding Company's updated asset growth measures were considered to be more only slightly more favorable than the comparable Peer Group growth rates, given that the Holding Company's stronger growth was attributable to growth in cash and investment rather than loans.

Growth in deposits and equity continued to fund the Holding Company's asset growth, as well as a decline in borrowings. The Holding Company posted an updated deposit growth rate of 5.8 percent, which exceeded the Peer Group's deposit growth rate of 0.5 percent. The Peer Group also posted a slight increase in borrowings for the twelve month period. Consistent with the third update, the Peer Group's updated capital growth rate of 0.8 percent was less than the Holding Company's capital growth rate of 4.4 percent. Factors contributing to the Peer Group's lower capital growth rate include maintenance of a higher level of capital than maintained by Wayne Bancshares and payment of cash dividends on 100 percent of the shares outstanding compared to the Holding Company's dividend policy of paying cash dividends on the minority shares held by the public shareholders. Following the increase in capital that will be realized from the conversion proceeds, the Holding Company's capital growth rate will be slowed by its higher pro forma capital position, as well as by dividend payments on 100 percent of the shares outstanding and possible stock repurchases.

Table 3 displays comparative operating results for Wayne Bancshares and the Peer Group, based on their respective earnings for the twelve months ended June 30, 2002, unless otherwise indicated for the Peer Group companies. Updated earnings for the Holding Company and the Peer Group equaled 0.61 percent and 0.70 percent of average assets, respectively. The Peer Group's higher return continued to be attributable to stronger core earnings, most notably with respect to maintaining a stronger net interest margin and a higher level of non-interest operating income.

In terms of core earnings strength, updated expense coverage ratios posted by Wayne Bancshares and the Peer Group equaled 1.20x and 1.30x, respectively. The Peer Group's stronger expense coverage ratio was attributable to maintenance of a higher net interest income to average assets ratio (3.11 percent versus 2.87 percent for the Holding Company), as the Holding and the Peer Group reported equal operating expense to average assets ratios of 2.40 percent. A higher interest income ratio continued to account for the Peer Group's higher net interest income ratio, which was partially offset by Wayne Bancshares' slightly lower interest expense ratio.

Non-interest operating income remained a slightly larger source of earnings for the Peer Group, as such income amounted to 0.51 percent and 0.36 percent of the Peer Group's and the Holding Company's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Wayne Bancshares' core earnings strength relative to the Peer Group's, the Holding Company's updated efficiency ratio of 74.3 percent remained less favorable than the Peer Group's updated efficiency ratio of 65.7 percent.

Loss provisions remained a larger factor in the Peer Group's, as updated loss provisions established by the Holding Company and the Peer Group equaled 0.05 percent and 0.25 percent of average assets, respectively.

Net gains remained a slightly larger contributor to the Holding Company's updated earnings, equaling 0.14 percent and 0.05 percent of the Holding Company's and the Peer Group's average assets, respectively. As discussed in the original appraisal and previous updates, given the less predictable and non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of net gains on the Holding Company's and the Peer Group's earnings will continue to be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Holding Company's or the Peer Group's updated earnings.

Taxes continued to have a larger impact on the Holding Company's earnings, as indicated by updated effective tax rates of 34.2 percent and 29.1 percent for the Holding Company and the Peer Group, respectively.

Updated credit risk measures for the Holding Company showed slightly lower ratios of non-performing assets and non-performing loans compared to the Peer Group's ratios, although the Peer Group's reserve coverage ratios remained significantly stronger than the Holding Company's ratios. As shown in Table 4, the Holding Company's ratios of non-performing loans/loans and non-performing assets and accruing loans more than 90 days past due/assets of 1.10 percent and 0.81 percent, respectively, were slightly lower than the comparable Peer Group ratios of 1.21 percent and 0.89 percent. However, the Peer Group's updated reserve coverage ratios of 190.9 percent as a percent of non-performing loans and 129.3 percent as a percent of non-performing assets and accruing loans that are more than 90 days past due remained well above the comparable Holding Company ratios of 23.4 percent both as a percent non-performing loans and as a percent of non-performing assets. The Peer Group also continued to maintain significantly higher reserves as percent of loans, based on the Holding Company's and the Peer Group's updated reserves-to-loans ratios of 0.26 percent and 1.02 percent, respectively. Net loan charge-offs remained a more significant factor for the Peer Group, as the Peer Group and the Holding Company posted updated net loan charge-offs/loans ratios of 0.21 percent and 0.07 percent, respectively.

3. Stock Market Conditions

Since the date of the third update, the performance of the overall stock market has been mixed. The broader stock market experienced notable selling pressure in mid-July 2002, as blue chip stocks entered "bear market" territory following seven consecutive losses in the Dow Jones Industrial Average ("DJIA") on July 16, 2002. A lack of investor confidence and indications that the nation's economic recovery was weaker than previously believed extended the general downward trend through the balance of July, with July marking the fourth consecutive down month for the DJIA. Weak economic data provided for further declines in stocks in early-August, but the downward trend was reversed on growing speculation of a rate cut by the Federal Reserve and news of a proposed $30 billion bailout for Brazil's financial crisis. In mid-August, the Federal Reserve's decision to leave interest rates unchanged prompted a sharp one-day sell-off in the broader market, which was followed by a sharp one-day increase in the major indexes on technical factors as investors took profits in bonds and shifted some money into stocks. On August 16, 2002, the DJIA closed at 8778.06 or 1.1 percent higher since the date of the third update and the NASDAQ Composite Index closed at 1361.01 or 0.9 percent lower since the date of the third update.

Since the date of the third update, the market for thrift issues has been fairly stable. Thrift stocks followed the broader market lower in mid-July, reflecting profit taking in the sector. Lower interest rates, second quarter earnings that generally met expectations and acquisition speculation in certain regional markets supported a recovery in thrift prices in late-July. Thrift stocks stabilized during early-August and then eased higher in conjunction with

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Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2002 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Wayne Savings Bancshares, Inc.	0.00	0.81	1.10	0.26	23.39	23.39	168	0.07
All Public Companies	0.10	0.70	0.91	0.99	204.33	176.44	371	0.16
State of OH	0.03	0.85	0.74	0.86	172.74	110.04	145	0.11
Comparable Group Average	0.04	0.89	1.21	1.02	190.85	129.26	130	0.21
Comparable Group								
ASBI Ameriana Bancorp of IN	0.03	2.42	3.36	0.89	26.63	24.70	48	0.05
FFWC FFW Corporation of Wabash IN(1)	0.08	0.90	1.35	1.64	121.51	110.79	44	0.12
FCAP First Capital, Inc. of IN(1)	0.00	NA	NA	0.55	NA	NA	20	0.04
FFBZ First Federal Bncrp, Inc of OH	0.01	0.20	0.13	0.83	651.98	357.17	103	0.21
LNCB Lincoln Bancorp of IN(1)	0.07	0.29	0.24	0.78	329.24	185.16	6	0.01
MFBC MFB Corp. of Mishawaka IN	0.00	1.09	1.37	1.53	111.78	106.65	771	0.98
NEIB Northeast Indiana Bncrp of IN	0.00	NA	NA	1.28	NA	NA	179	0.44
PFDC Peoples Bancorp of Auburn IN	0.09	0.45	0.43	0.53	124.42	93.97	46	0.05
SFBI Security Financial Bcrp of IN(1)	0.09	1.15	2.05	1.46	71.56	66.00	45	0.17
WOFC Western Ohio Fin. Corp. of OH	0.00	0.58	0.74	0.66	89.65	89.65	34	0.05

(1) Financial information is for the quarter ending March 31, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

the broader indexes in mid-August. On August 16, 2002, the SNL Index for all publicly-traded thrifts closed at 1119.3, an increase of 8.1 percent since July 12, 2002.

In contrast to the healthy increase reflected in the SNL Index for all publicly-traded thrifts, the updated pricing measures for the Peer Group and all publicly-traded thrifts generally declined slightly since the date of third update. The more favorable performance of the SNL Index and the increase indicated for the average market capitalization for all public thrifts implies that the large-cap issues outperformed the small-cap issues since the date of the third update. In particular, the pricing measures shown for the Peer Group and all publicly-traded thrifts are based on absolute averages and, thus, the market performance of each of the companies comprising the pricing measure averages have an equal impact on the calculation of the averages. Comparatively, the SNL Index is a market capitalization weighted index, which results in the larger market capitalization issues having a more significant impact on the overall performance of the SNL Index. The Peer Group's updated pricing measures continued to reflect a comparable core P/E multiple and a lower P/B ratio than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the third update, five out of the ten Peer Group companies were trading at higher prices as of August 16, 2002. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of July 12, 2002 and August 16, 2002.

Average Pricing Characteristics

	At July 12, 2002	At Aug. 16, 2002	% Change
Peer Group(1)			
Price/Earnings (x)	13.72x	13.97x	1.8%
Price/Core Earnings (x)	16.69	16.22	(2.8)
Price/Book (%)	100.84%	99.62%	(1.2)
Price/Tangible Book(%)	102.71	101.39	(1.3)
Price/Assets (%)	11.76	11.83	0.6
Avg. Mkt. Capitalization ($Mil)	$40.51	$40.23	(0.7)
All Publicly-Traded Thrifts			
Price/Earnings (x)	15.35x	14.30x	(6.8)%
Price/Core Earnings (x)	16.83	16.00	(4.9)
Price/Book (%)	132.04%	129.06%	(2.3)
Price/Tangible Book(%)	140.33	136.87	(2.5)
Price/Assets (%)	13.40	13.20	(1.5)
Avg. Mkt. Capitalization ($Mil)	$262.67	$279.74	6.5
Recent Conversions(1)			
Price/Core Earnings (x)	24.19x	26.85x	10.9
Price/Book (%)	107.87%	119.73%	11.0

(1) Ratios based on conversions completed for prior three months.

As set forth in the original appraisal and previous updates, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 5, no standard conversion offerings have been completed during the past three months. One second-step conversion offering was completed during the past three months, which is considered to be more relevant for purposes of Wayne Bancshares' pro forma pricing. As set forth in third update, the closing pro forma price/tangible book and core price/earnings ratios of Brookline Bancorp, Inc. ("Brookline Bancorp") equaled 94.9 percent and 22.1 times, respectively. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/TB ratio than standard conversions. We believe investors take into consideration their track records as public companies prior to conversion and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Additionally, the higher P/TB ratio is facilitated by the lower percentage of stock sold in the public offering in comparison to a standard conversion offering in which 100 percent of the stock is sold. Brookline Bancorp's stock price increased 14.0 percent during its first week of trading as a fully converted company.

Shown in Table 6 are the current pricing ratios of Brookline Bancorp, which is the only NASDAQ or Exchange listed full conversion offering that has been completed during last three months. Based on closing market prices as of August 16, 2002, Brookline Bancorp's P/B ratio and core P/E multiple equaled 119.73 percent and 26.85 times, respectively. Comparatively, Brookline Bancorp was trading at a P/B ratio of 107.87 percent and core P/E multiple of 24.19 times, as of July 12, 2002. It should be noted that the meaningfulness of the comparative pricing analysis of the recent conversions is considered to be somewhat diminished, since the pricing ratios for both dates consisted of only one company.

As set forth in the original appraisal, RP Financial's analysis of stock market conditions also considered recent trading activity in Wayne Bancshares' stock. From the date of the third update of July 12, 2002 to August 16, 2002, the Holding Company's stock price declined from $20.00 per share to $19.20 per share, a decline of 4.0 percent.

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data				Offering Information				Contribution to Charitable Found.		Insider Purchases				Pro Forma Data							Post-IPO Pricing Trends					
				Financial Info.		Asset Quality								Benefit Plans				Pricing Ratios(3)			Financial Charac.				Closing Price:					
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog. Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Averages - Standard Conversions:																														
Medians - Standard Conversions:																														
Second Step Conversions																														
Brookline Bancorp, Inc.*	MA	7/10/02	BRKL	$1,138	26.20%	0.00%	0%	$337.2	58%	132%	1.3%	NA	NA	0.0%	4.0%	0.6%	3.40%	94.9%	22.1x	40.2%	1.8%	42.4%	4.3%	$10.00	$11.06	10.6%	$11.40	14.0%	$11.55	15.5%
Averages - Second Step Conversions:				**$1,138**	**26.20%**	**0.00%**	**0%**	**$337.2**	**58%**	**132%**	**1.3%**	**NA**	**NA**	**0.0%**	**4.0%**	**0.6%**	**3.40%**	**94.9%**	**22.1x**	**40.2%**	**1.8%**	**42.4%**	**4.3%**	**$10.00**	**$11.06**	**10.6%**	**$11.40**	**14.0%**	**$ 11.55**	**15.5%**
Medians - Second Step Conversions:				**$1,138**	**26.20%**	**0.00%**	**0%**	**$337.2**	**58%**	**132%**	**1.3%**	**NA**	**NA**	**0.0%**	**4.0%**	**0.6%**	**3.40%**	**94.9%**	**22.1x**	**40.2%**	**1.8%**	**42.4%**	**4.3%**	**$10.00**	**$11.06**	**10.6%**	**$11.40**	**14.0%**	**$ 11.55**	**15.5%**
Mutual Holding Companies(6)																														
Minden Bancorp, Inc.*	LA	7/2/02	MDNB-OTC	$ 65	17.43%	0.20%	204%	$ 6.5	45%	132%	5.5%	NA	NA	8.0%	4.0%	17.3%	0.00%	61.7%	31.3x	18.8%	0.7%	23.8%	2.8%	$10.00	$11.95	19.5%	$11.95	19.5%	$11.85	18.5%
New England Bancshares, Inc.	CT	6/4/02	NEBS-OTC	$ 132	10.84%	0.28%	234%	$ 9.2	45%	132%	5.0%	NA	NA	8.0%	4.0%	0.3%	0.00%	65.5%	36.4x	13.8%	0.4%	21.0%	1.8%	$10.00	$12.30	23.0%	$12.35	23.5%	$12.35	23.5%
Averages - Mutual Holding Companies:				**$ 99**	**14.14%**	**0.24%**	**219%**	**$ 7.9**	**45%**	**132%**	**5.3%**	**NA**	**NA**	**8.0%**	**4.0%**	**8.8%**	**0.00%**	**63.6%**	**33.9x**	**16.3%**	**0.5%**	**22.4%**	**2.3%**	**$10.00**	**$12.13**	**21.3%**	**$12.15**	**21.5%**	**$ 12.10**	**21.0%**
Medians - Mutual Holding Companies:				**$ 99**	**14.14%**	**0.24%**	**219%**	**$ 7.9**	**45%**	**132%**	**5.3%**	**NA**	**NA**	**8.0%**	**4.0%**	**8.8%**	**0.00%**	**63.6%**	**33.9x**	**16.3%**	**0.5%**	**22.4%**	**2.3%**	**$10.00**	**$12.13**	**21.3%**	**$12.15**	**21.5%**	**$ 12.10**	**21.0%**
Averages - All Conversions:				**$ 445**	**18.16%**	**0.16%**	**146%**	**$117.7**	**49%**	**132%**	**3.9%**	**NA**	**NA**	**5.3%**	**4.0%**	**6.1%**	**1.13%**	**74.0%**	**29.9x**	**24.3%**	**1.0%**	**29.0%**	**3.0%**	**$10.00**	**$11.77**	**17.7%**	**$11.90**	**19.0%**	**$11.92**	**19.2%**
Medians - All Conversions:				**$ 132**	**17.43%**	**0.20%**	**204%**	**$9.2**	**45%**	**132%**	**5.0%**	**NA**	**NA**	**8.0%**	**4.0%**	**0.6%**	**0.00%**	**65.5%**	**31.3x**	**18.8%**	**0.7%**	**23.8%**	**2.8%**	**$10.00**	**$11.95**	**19.5%**	**$11.95**	**19.5%**	**$11.85**	**18.5%**

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously converted to commercial bank charter.
(8) Converted to a commercial bank charter.

August 16, 2002

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Table 6
Market Pricing Comparatives
Prices As of August 16, 2002

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
			Core	Book												Reported		Core	
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	12-Mth EPS(2) ($)	Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies	19.07	279.74	1.16	15.19	14.30	129.06	13.20	136.87	16.00	0.43	2.38	32.67	2,011	10.45	0.70	0.87	9.06	0.76	7.74
Converted Last 3 Mths (no MHC)	12.62	739.58	0.47	10.54	28.04	119.73	50.74	119.73	26.85	0.34	2.69	72.34	1,457	42.38	0.01	1.81	4.27	1.89	4.46
Comparable Group																			
Converted Last 3 Mths (no MHC)																			
BRKL Brookline Bancorp of MA	12.62	739.58	0.47	10.54	28.04	119.73	50.74	119.73	26.85	0.34	2.69	72.34	1,457	42.38	0.01	1.81	4.27	1.89	4.46

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

<u>*Summary of Adjustments*</u>

In the third update, we made the following adjustments to Wayne Bancshares' pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	PreviousValuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Upward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the third update. Accordingly, those parameters were not discussed further in this update.

The noteworthy differences in financial condition for the Holding Company and the Peer Group did not change in this update, as the Holding Company's more favorable funding composition continue to be negated by its less favorable credit quality, based on the Peer Group's stronger reserve coverage ratios. Therefore, no adjustment continued to be warranted for the Holding Company's financial condition. The Holding Company's updated asset growth measures remained slightly more favorable than the Peer Group's growth measures, based on the Holding Company's stronger asset growth during the past twelve months. Accordingly, a slight upward valuation adjustment continued to be appropriate for the Holding Company's asset growth. The Holding Company's pro forma earnings continued to reflect less favorable core earnings strength compared to the Peer Group's earnings, as indicated by the Holding Company's less favorable expense coverage and efficiency ratios. Also consistent with the original appraisal and previous updates, the Holding Company's less favorable earnings strength continued to be indicated by its lower pro forma return on equity. Accordingly, on the basis of the Peer Group's stronger core earnings, a moderate downward adjustment remained appropriate for the quality, predictability and growth of the Holding Company's earnings relative to the Peer Group's.

The general market for thrift stocks was higher since the date of the third update, as indicated by the 8.1 percent increase recorded in the SNL Index for all publicly-traded thrifts. However, in contrast to the market-cap weighted SNL Index, the updated pricing measures for the Peer Group and all publicly-traded thrifts generally reflected modest declines, indicating that the small-cap issues did not participate in the increase exhibited in the SNL Index since the date of third update. Activity in the new issue market has remained somewhat limited, as there were no standard conversion or second-step offerings completed since the date of the third update. Brookline Bancorp's second-step conversion offering was completed with the past three months and was closed at the top of the range. Brookline Bancorp's stock traded slightly above its IPO price in initial trading activity. We have also considered the limited trading activity in Wayne Bancshares' stock since the date of the third update and that the current trading price reflected a 4.0 percent decline from its trading price as of July 12, 2002. Accordingly, no further adjustment was applied for marketing of the issue in this updated appraisal.

Overall, taking into account the foregoing factors, we believe that Holding Company's estimated pro market value as set forth in the third update continues to be appropriate.

<u>*Valuation Approaches*</u>

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Wayne Bancshares' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for effective tax rate and stock benefit plan assumptions utilized in the third update did not change in this update. The pro forma assumption for reinvestment rate was revised from 2.70 percent to 2.06 percent, which represents the constant maturity yield for U.S. Treasury securities with a maturity of one-year at June 30, 2002 and is consistent with the reinvestment rate utilized in the prospectus. Offering expenses were revised as reflected in the prospectus.

Consistent with the original appraisal and previous updates, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the original appraisal and previous updates, this updated appraisal incorporates a "technical" analysis of recently completed conversions, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

RP Financial also considered the trading price of Wayne Bancshares' stock, which had a closing price of $19.20 per share as of August 16, 2002, a decline of 4.0 percent from its closing price as of July 12, 2002. However, this factor was discounted somewhat given the different characteristics of the minority shares versus the shares following the second-step conversion and the absence of a liquid trading market for Wayne Bancshares' stock.

The Holding Company has adopted Statement of Position ("SOP" 93-6) which causes earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Holding Company's shareholders. However, we have considered the impact of the Holding Company's adoption of SOP 93-6 in the determination of Wayne Bancshares' pro forma market value.

Based on the foregoing, we have concluded that the offering range set forth in the third update continues to be appropriate. Therefore, as of August 16, 2002, the aggregate pro forma market value of Wayne Bancshares' conversion stock is equal to $39,036,400 at the midpoint. The midpoint and resulting valuation range is based on the sale of a 52.52 percent ownership interest to the public. It should be noted that the aggregate market value set forth in this update changed slightly from the previous update, as the result of a change in the MHC's ownership interest from 52.54 percent at March 31, 2002 to 52.52 percent at June 30, 2002. As the result of the change in the MHC ownership interest, the aggregate market value in this update was approximately $18,000 higher than in the previous update, which was considered to be immaterial for purposes of our valuation conclusion.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Holding Company's reported earnings, incorporating the reinvestment of $169,000 of MHC assets at an after-tax reinvestment rate of 1.36 percent, equaled $2.004 million for the twelve months ended June 30, 2002. In deriving Wayne Bancshares' core earnings, the only adjustment made to reported earnings was to eliminate gains on the sale of loans, which equaled $454,000 for the twelve months ended June 30, 2002. As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of 34.0 percent to the gains eliminated, the Holding Company's core earnings were determined to equal $1.704 million for the twelve months ended June 30, 2002. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$2,004
Gain on sale of loans(1)	(300)
Core earnings estimate	$1,704

(1) Tax effected at 34.0 percent.

Based on Wayne Bancshares' reported and estimated core earnings, incorporating the impact of the pro forma assumptions discussed previously, the Holding Company's reported and core P/E multiples at the $39.0 million midpoint value equaled 19.53 times and 22.97 times, respectively. The Holding Company's updated reported and core P/E multiples provided for premiums of 39.8 percent and 41.6 percent relative to the Peer Group's average reported and core P/E multiples of 13.97 times and 16.22 times, respectively (versus premiums of 51.2 percent and 51.7 percent relative to the Peer Group's average reported and core P/E multiples as indicated in the third update). The implied premiums reflected in the Holding Company's pro forma reported and core P/E multiples take into consideration the Holding Company's resulting pro forma P/B ratio. The Holding Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. The Holding Company's pre-conversion book value was adjusted to include $169,000 of equity held at the MHC level, which will be consolidated with the Holding Company's capital as a result of the conversion. Based on the $39.0 million midpoint value, the Holding Company's P/B and P/TB ratios both equaled 90.48 percent. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 99.62 percent and 101.39 percent, respectively, Wayne Bancshares' updated ratios were discounted by 9.2 percent and 10.8 percent (versus discounts of 10.1 percent and 11.7 percent from the Peer Group's P/B and P/TB ratios as indicated in the third update). RP Financial considered such discounts to be reasonable in light of the previously referenced valuation adjustments, the nature of the calculation of the pro forma P/B and P/TB ratios which generally mathematically results in a discounted ratio to book value and tangible book value, the Holding Company's comparatively lower pro forma core ROE and the Holding Company's resulting reported and core P/E multiples.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of the recent second-step offering pricing characteristics at closing and in the aftermarket. As indicated in the original appraisal and previous updates, the pricing characteristics of recent conversion and second-step offerings are not the primary determinate of value. Consistent with the original appraisal and previous updates, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The one recently completed second-step conversion offering closed at a price/tangible book ratio of 94.9 percent and its trading price increased 14.0 percent during its first week of trading as a fully converted company. In comparison, the Holding Company's P/TB ratio of 90.5 percent at the midpoint value reflects an implied discount of 4.6 percent relative to the closing ratio of the recent second-step conversion offering. In comparison to the current aftermarket P/TB ratio of the recent second-step conversion offering (119.73 percent), the Holding Company's P/TB ratio at the midpoint value reflects an implied discount of 24.4 percent.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 7
Public Market Pricing
Wayne Savings Bancshares, Inc. and the Comparables
As of August 16, 2002

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							Memo:	Memo:
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)	Exchange Ratio	Offering Size ($Mil)
Wayne Savings Bancshares, Inc.																					
Superrange	10.00	51.63	0.33	9.47	25.79	105.60	14.46	105.60	30.34	0.34	3.40	103.16	357	13.69	0.76	0.56	4.09	0.48	3.48	2.0072	27.11
Range Maximum	10.00	44.89	0.38	10.20	22.44	98.00	12.68	98.00	26.40	0.39	3.90	102.97	354	12.94	0.77	0.57	4.37	0.48	3.71	1.7454	23.57
Range Midpoint	10.00	39.04	0.44	11.05	19.53	90.48	11.11	90.48	22.97	0.45	4.50	103.38	351	12.28	0.78	0.57	4.63	0.48	3.94	1.5177	20.50
Range Minimum	10.00	33.18	0.51	12.20	16.67	81.97	9.52	81.97	19.63	0.53	5.30	104.05	349	11.61	0.78	0.57	4.92	0.48	4.18	1.2901	17.42
All Public Companies(7)																					
Averages	19.07	279.74	1.16	15.19	14.30	129.06	13.20	136.87	16.00	0.43	2.38	32.67	2,011	10.45	0.70	0.87	9.06	0.76	7.74		
Medians	---	---	---	---	13.34	117.64	11.88	123.34	15.12	---	---	---	---	---	---	---	---	---	---		
All Non-MHC State of OH(7)																					
Averages	12.59	63.43	0.63	12.06	15.00	104.74	11.64	107.63	18.19	0.39	3.06	44.62	566	10.95	0.85	0.82	7.54	0.60	4.81		
Medians	---	---	---	---	14.28	105.16	10.92	106.31	15.30	---	---	---	---	---	---	---	---	---	---		
Comparable Group Averages																					
Averages	16.47	40.23	0.87	16.91	13.97	99.62	11.83	101.39	16.22	0.48	3.03	37.38	344	11.79	0.89	0.70	6.08	0.67	5.83		
Medians	---	---	---	---	13.21	98.61	10.24	102.77	13.83	---	---	---	---	---	---	---	---	---	---		
State of OH																					
ASBP ASB Financial Corp. of OH	10.70	16.20	0.83	10.21	10.70	104.80	10.92	104.80	12.89	0.52	4.86	62.65	148	10.42	0.78	1.06	10.16	0.88	8.43		
CAFI Camco Fin Corp of Cambridge OH	13.70	108.97	1.01	12.34	11.23	111.02	10.10	114.45	13.56	0.52	3.80	51.49	1,079	9.09	1.35	0.92	10.68	0.76	8.84		
CIBI Community Inv. Bncp, Inc of OH	12.35	13.62	1.11	11.17	11.33	110.56	11.38	110.56	11.13	0.32	2.59	28.83	120	10.29	NA	1.04	10.02	1.06	10.20		
FFDF FFD Financial Corp of Dover OH	12.55	15.52	0.82	13.30	12.81	94.36	11.93	94.36	15.30	0.38	3.03	46.34	130	12.64	0.20	0.92	7.36	0.77	6.16		
FDEF First Defiance Fin. Corp of OH	18.52	126.12	0.65	17.94	6.50	103.23	14.33	106.31	28.49	0.52	2.81	NM	880	13.88	0.38	1.83	17.43	0.42	3.98		
FFBZ First Federal Bncrp, Inc of OH	7.00	23.04	0.62	6.53	10.00	107.20	10.11	107.20	11.29	0.20	2.86	32.26	228	9.43	0.20	1.00	11.25	0.89	9.97		
FFHS First Franklin Corp. of OH	12.50	20.31	0.38	13.63	NM	91.71	7.30	91.71	NM	0.30	2.40	NM	278	7.96	0.50	0.14	1.76	0.22	2.78		
FNFI First Niles Fin., Inc. of OH	15.00	22.62	0.54	12.07	24.19	124.28	23.25	124.28	27.78	0.52	3.47	NM	97	18.71	1.08	0.98	5.19	0.86	4.52		
FPFC First Place Fin. Corp. of OH	18.30	257.35	0.85	13.16	15.25	139.06	15.61	156.54	21.53	0.50	2.73	58.82	1,648	11.23	0.79	1.03	8.80	0.73	6.23		
GCFC Grand Central Fin. Corp. of OH	10.53	17.72	0.35	10.53	26.33	100.00	15.29	100.00	NM	0.36	3.42	NM	116	15.29	NA	0.54	3.72	0.48	3.26		
HCFC Home City Fin. Corp. of OH	10.66	8.36	0.21	14.76	15.91	72.22	5.72	74.55	NM	0.44	4.13	NM	146	7.91	NA	0.37	4.49	0.12	1.41		
HLFC Home Loan Financial Corp of OH	12.85	21.19	0.88	12.22	14.28	105.16	16.02	105.16	14.60	0.54	4.20	61.36	132	15.23	1.08	1.17	7.51	1.14	7.35		
METF Metropolitan Fin. Corp. of OH	2.92	47.14	-0.64	4.01	NM	72.82	2.98	75.84	NM	0.00	0.00	NM	1,579	4.10	2.42	-0.18	-5.79	-0.63	-20.58		
PVFC PVF Capital Corp. of OH	10.10	59.25	0.92	8.89	8.28	113.61	8.46	113.61	10.98	0.27	2.67	29.35	700	7.45	1.10	1.03	14.51	0.77	10.94		
PCBI Peoples Community Bcrp. of OH	20.84	52.23	0.87	16.22	19.30	128.48	10.87	134.19	23.95	0.00	0.00	0.00	480	8.46	0.94	0.64	6.88	0.51	5.54		
PSFC Peoples Sidney Fin. Corp of OH	11.90	17.55	0.44	11.58	27.05	102.76	12.71	102.76	27.05	0.36	3.03	NM	138	12.37	0.61	0.48	3.79	0.48	3.79		
UCFC United Community Fin. of OH	8.42	297.67	0.43	7.55	15.04	111.52	14.83	130.95	19.58	0.30	3.56	69.77	2,007	13.30	0.73	1.07	7.57	0.82	5.81		
WOFC Western Ohio Fin. Corp. of OH	20.35	35.73	0.96	24.31	17.85	83.71	10.31	83.71	21.20	1.00	4.91	NM	347	12.31	0.58	0.58	4.75	0.49	4.00		
WFI Winton Financial Corp. of OH	10.00	44.54	0.74	8.81	9.01	113.51	9.05	114.03	13.51	0.37	3.70	50.00	492	7.98	0.79	1.03	13.17	0.69	8.78		
Comparable Group																					
ASBI Ameriana Bancorp of IN	12.75	40.12	0.62	13.15	NM	96.96	7.84	100.55	20.56	0.64	5.02	NM	512	8.09	2.42	0.10	1.19	0.37	4.63		

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 7
Public Market Pricing
Wayne Savings Bancshares, Inc. and the Comparables
As of August 16, 2002

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
		Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
FFWC	FFW Corporation of Wabash IN	15.50	21.19	1.26	16.02	10.33	96.75	8.95	101.84	12.30	0.56	3.61	44.44	237	9.25	0.90	0.88	9.31	0.74	7.82
FCAP	First Capital, Inc. of IN	17.00	43.30	1.23	13.23	13.60	128.50	15.01	128.98	13.82	0.52	3.06	42.28	288	11.68	NA	1.16	9.66	1.14	9.51
FFBZ	First Federal Bncrp, Inc of OH	7.00	23.04	0.62	6.53	10.00	107.20	10.11	107.20	11.29	0.20	2.86	32.26	228	9.43	0.20	1.00	11.25	0.89	9.97
LNCB	Lincoln Bancorp of IN	17.61	88.63	0.72	16.77	21.22	105.01	17.78	108.04	24.46	0.40	2.27	55.56	498	16.93	0.29	0.83	4.78	0.72	4.14
MFBC	MFB Corp. of Mishawaka IN	22.00	29.17	0.16	25.12	NM	87.58	6.96	87.58	NM	0.42	1.91	NM	419	7.95	1.09	0.14	1.67	0.05	0.62
NEIB	Northeast Indiana Bncrp of IN	14.80	22.94	1.07	17.14	13.21	86.35	10.18	86.35	13.83	0.48	3.24	44.86	225	11.79	NA	0.74	6.57	0.70	6.28
PFDC	Peoples Bancorp of Auburn IN	17.50	60.57	1.42	17.42	11.59	100.46	12.40	105.93	12.32	0.60	3.43	42.25	489	12.34	0.45	1.08	8.91	1.02	8.38
SFBI	Security Financial Bcrp of IN	20.15	37.58	0.59	19.43	NM	103.71	18.77	103.71	NM	0.00	0.00	0.00	200	18.10	1.15	0.50	2.75	0.54	2.95
WOFC	Western Ohio Fin. Corp. of OH	20.35	35.73	0.96	24.31	17.85	83.71	10.31	83.71	21.20	1.00	4.91	NM	347	12.31	0.58	0.58	4.75	0.49	4.00

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $39.0 million midpoint value, Wayne Bancshares' pro forma P/A ratio equaled 11.11 percent. In comparison to the Peer Group's average P/A ratio of 11.83 percent, Wayne Bancshares' P/A ratio indicated a discount of 6.1 percent (versus a discount of 5.7 percent at the midpoint valuation in the third update).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 16, 2002, the estimated aggregate pro forma market value of the Holding Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $39,036,400 at the midpoint. Based on this valuation and the approximate 52.52 ownership interest to be sold in the public offering, the midpoint value of the Holding Company's stock offering range was $20,500,000, equal to 2,050,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $17,425,000 and a maximum value of $23,575,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 1,742,500 shares at the minimum and 2,357,500 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $27,111,250 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in an offering of 2,711,125 shares. The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 3 and Exhibit 4.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange their shares of the Holding Company's common stock for newly issued shares of Wayne Bancshares stock as a fully converted company. The Board of Directors of the MHC has independently established a formula to determine the exchange ratio. The formula has been designed to preserve the minority shareholders' current aggregate ownership interest in Wayne Bancshares, which equaled 47.48 percent as of June 30, 2002. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of Wayne Bancshares will be determined at the end of the offering based on the total number of shares sold in the Subscription and Community offerings. As shown in Table 7, the exchange ratio for the minority shareholders would be 1.2901 shares, 1.5177 shares, 1.7454 shares and 2.0072 shares at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued

Holding Company shares for the shares held by the minority stockholders or on the proposed exchange ratio.

Respectfully submitted,

RP FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

Gregory E. Dunn
Senior Vice President

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of August 16, 2002

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part One
Prices As Of August 16, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(186)	18.39	9,981	249.2	20.35	13.57	18.32	0.31	16.61	16.53	1.40	1.19	15.72	14.85	170.28
NYSE Traded Companies(11)	29.11	78,546	2,388.5	34.61	20.48	28.86	0.96	1.52	18.03	2.73	1.86	17.19	15.71	248.13
AMEX Traded Companies(16)	22.25	3,745	88.3	24.13	15.66	21.85	1.38	25.23	24.33	1.69	1.42	19.62	18.62	211.37
NASDAQ Listed OTC Companies(159)	17.28	6,126	125.4	19.01	12.90	17.26	0.15	16.69	15.61	1.28	1.12	15.21	14.40	160.83
California Companies(14)	30.57	30,393	1,406.4	35.66	20.75	30.33	0.94	10.66	20.26	2.78	2.27	20.18	20.01	253.18
Florida Companies(7)	17.64	19,710	309.5	19.07	11.50	17.42	2.23	27.76	24.36	1.10	1.03	11.65	10.84	145.42
Mid-Atlantic Companies(37)	18.09	18,493	374.8	19.94	12.81	18.08	-0.06	23.82	21.13	1.36	1.25	13.98	13.04	178.88
Mid-West Companies(88)	16.49	4,929	90.3	18.10	12.73	16.52	-0.23	13.89	12.96	1.22	0.97	15.58	14.81	152.74
New England Companies(7)	32.16	10,551	370.1	34.63	20.87	31.23	2.69	29.87	29.72	2.32	1.83	22.32	18.95	273.76
North-West Companies(9)	17.88	11,588	258.4	19.41	13.48	17.63	1.22	16.43	17.68	1.34	1.10	15.88	14.61	148.72
South-East Companies(17)	16.26	3,272	57.4	17.80	12.35	16.14	1.31	15.25	17.59	1.21	1.10	15.74	15.36	146.68
South-West Companies(4)	19.03	2,425	56.4	22.84	15.64	19.04	-0.90	3.33	10.52	2.13	2.08	16.81	15.05	252.14
Western Companies (Excl CA)(3)	14.20	2,718	32.3	16.92	12.37	14.09	0.66	3.68	2.35	1.08	1.06	15.25	15.15	177.59
Thrift Strategy(173)	18.25	7,810	217.8	20.05	13.52	18.17	0.36	16.93	16.42	1.38	1.18	15.82	15.04	166.76
Mortgage Banker Strategy(9)	22.61	47,836	809.9	26.37	15.41	22.49	0.88	16.03	21.99	1.82	1.37	15.48	12.57	234.47
Real Estate Strategy(2)	10.05	5,160	51.9	11.97	8.60	10.94	-7.46	1.15	3.81	1.17	0.83	8.85	8.83	114.89
Diversified Strategy(2)	20.75	39,172	812.8	32.00	15.53	20.51	1.17	-1.52	11.14	1.52	1.48	15.36	15.35	288.44
Companies Issuing Dividends(163)	18.54	10,067	257.6	20.45	13.70	18.47	0.27	16.72	16.76	1.43	1.21	15.81	14.91	168.58
Companies Without Dividends(23)	17.20	9,255	179.3	19.53	12.51	17.05	0.63	15.70	14.58	1.19	0.96	14.94	14.39	184.51
Equity/Assets <6%(13)	16.80	16,678	329.5	20.95	12.97	16.84	-0.54	7.61	14.67	1.48	0.89	13.00	11.91	251.67
Equity/Assets 6-12%(130)	19.28	10,510	282.5	21.26	13.98	19.21	0.24	17.91	18.14	1.52	1.33	15.90	14.87	184.81
Equity/Assets >12%(43)	16.18	6,651	128.9	17.47	12.52	16.05	0.73	15.08	12.22	1.03	0.83	15.91	15.56	105.71
Actively Traded Companies(14)	26.58	53,065	1,672.6	29.63	18.59	26.46	0.67	14.05	19.66	2.21	2.07	15.59	13.43	207.52
Market Value Below $20 Million(38)	12.36	1,172	13.6	13.75	9.95	12.29	0.55	8.14	10.61	0.69	0.60	14.13	13.84	141.30
Holding Company Structure(183)	18.45	10,110	253.0	20.41	13.61	18.37	0.31	16.42	16.23	1.41	1.19	15.73	14.85	169.69
Assets Over $1 Billion(49)	24.06	29,783	809.7	27.29	16.50	24.03	-0.01	15.21	21.13	1.91	1.55	15.39	13.62	205.05
Assets $500 Million-$1 Billion(37)	19.17	4,613	80.5	21.09	13.88	19.00	0.22	21.07	19.21	1.57	1.36	16.70	15.78	184.72
Assets $250-$500 Million(44)	16.48	2,627	40.4	17.84	12.75	16.45	0.20	21.03	16.07	1.30	1.12	15.61	15.03	165.60
Assets less than $250 Million(56)	14.22	1,396	18.0	15.52	11.34	14.15	0.74	11.24	10.85	0.91	0.79	15.46	15.21	132.34
Goodwill Companies(110)	18.68	13,171	281.2	20.93	13.67	18.64	0.15	14.89	16.74	1.42	1.19	15.35	13.90	173.47
Non-Goodwill Companies(76)	17.96	5,173	201.0	19.47	13.42	17.84	0.55	19.19	16.21	1.37	1.18	16.28	16.28	165.47
Acquirors of FSLIC Cases(7)	31.36	49,460	2,439.5	35.88	22.95	31.14	0.22	-1.78	12.42	2.35	2.27	19.69	18.81	257.42

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions *included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.*

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 16, 2002

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(33)	23.30	19,194	541.5	25.01	15.37	22.90	1.86	23.59	26.83	1.43	1.38	14.96	13.91	163.03
NYSE Traded Companies(2)	35.52	80,155	3,138.0	37.16	20.76	34.78	0.90	15.19	33.32	-0.43	0.96	13.83	11.39	151.78
AMEX Traded Companies(4)	19.56	3,069	63.1	21.85	14.28	18.99	3.90	21.37	21.24	1.44	1.44	15.44	14.89	166.38
NASDAQ Listed OTC Companies(27)	22.93	16,897	410.4	24.54	15.11	22.57	1.61	24.62	27.20	1.58	1.40	14.98	13.95	163.39
California Companies(1)	29.38	5,789	170.1	31.85	17.75	29.09	1.00	59.76	40.17	3.14	3.13	24.44	24.43	242.68
Mid-Atlantic Companies(9)	28.04	45,103	1,436.1	29.78	17.01	27.33	2.34	23.92	32.08	1.31	1.26	12.86	11.18	157.16
New England Companies(19)	22.79	9,368	198.1	24.56	15.78	22.46	1.96	22.73	24.82	1.49	1.45	16.32	15.29	175.45
North-West Companies(3)	15.42	6,976	101.1	16.59	10.43	15.27	1.37	23.27	25.63	1.19	1.06	12.84	12.82	115.16
South-East Companies(1)	7.06	3,100	21.9	8.20	6.01	7.20	-1.94	0.14	3.82	0.48	0.48	7.76	7.76	68.64
Thrift Strategy(29)	22.76	17,664	512.5	24.53	15.11	22.44	1.55	23.42	25.56	1.34	1.38	15.24	14.15	160.70
Mortgage Banker Strategy(1)	22.93	83,684	1,918.9	24.15	15.62	22.49	1.96	2.46	31.03	1.54	1.55	6.83	6.82	118.14
Diversified Strategy(2)	31.17	8,366	259.0	32.20	18.90	29.50	6.16	36.64	42.40	2.64	1.23	15.18	14.09	217.99
Companies Issuing Dividends(32)	23.10	19,640	553.9	24.78	15.29	22.69	1.89	22.39	26.38	1.37	1.32	14.65	13.56	160.37
Companies Without Dividends(1)	29.38	5,789	170.1	31.85	17.75	29.09	1.00	59.76	40.17	3.14	3.13	24.44	24.43	242.68
Equity/Assets <6%(4)	21.38	24,636	569.7	22.50	13.28	20.14	6.46	27.57	39.47	1.75	1.03	10.65	10.45	184.87
Equity/Assets 6-12%(23)	24.98	18,535	602.4	27.08	16.54	24.74	0.73	21.85	24.13	1.49	1.55	15.65	14.43	175.27
Equity/Assets >12%(6)	18.72	17,869	309.7	19.45	12.66	18.29	2.73	27.04	27.85	1.01	1.01	15.44	14.40	105.60
Converted Last 3 Mths (no MHC)(1)	12.62	58,604	739.6	12.80	6.44	11.56	9.17	75.28	67.82	0.45	0.47	10.54	10.54	24.87
Actively Traded Companies(8)	25.14	5,186	117.1	26.82	17.68	24.95	0.85	15.43	20.75	1.81	1.67	17.64	17.02	182.02
Holding Company Structure(30)	23.34	21,094	595.8	25.06	15.11	22.90	2.03	24.08	28.42	1.37	1.33	14.80	13.66	158.28
Assets Over $1 Billion(15)	27.70	38,270	1,121.0	28.92	16.87	27.04	2.67	28.85	34.70	1.38	1.40	14.86	12.99	151.13
Assets $500 Million-$1 Billion(7)	20.64	5,449	105.2	23.17	13.74	20.45	1.14	27.19	29.03	1.49	1.30	15.15	14.63	159.94
Assets $250-$500 Million(8)	20.61	2,247	41.9	22.10	15.10	20.26	2.24	15.13	16.90	1.62	1.54	16.16	15.78	206.65
Assets less than $250 Million(3)	15.29	1,784	21.2	17.87	12.82	15.45	-1.15	10.41	8.08	1.12	1.05	12.21	12.18	123.93
Goodwill Companies(24)	25.45	22,359	682.0	27.08	16.35	24.95	2.20	24.50	28.20	1.50	1.45	15.31	13.89	172.77
Non-Goodwill Companies(9)	17.12	10,094	137.6	19.07	12.55	17.01	0.87	20.99	22.88	1.24	1.17	13.96	13.96	135.01

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 16, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(21)	18.35	14,424	97.8	20.62	13.22	18.08	1.03	40.82	21.99	0.58	0.62	10.67	9.99	87.76
BIF-Insured Thrifts(6)	18.88	54,361	290.1	21.05	13.15	18.65	1.41	30.72	19.99	0.70	0.63	11.11	10.57	103.55
AMEX Traded Companies(2)	12.23	6,428	41.6	13.47	8.43	12.10	1.55	44.04	15.60	0.40	0.39	9.85	9.85	55.63
NASDAQ Listed OTC Companies(25)	19.17	26,406	157.4	21.54	13.73	18.90	1.08	37.66	22.15	0.64	0.65	10.89	10.16	95.72
Mid-Atlantic Companies(18)	17.35	22,767	97.3	19.62	12.61	17.07	1.61	34.99	20.48	0.63	0.61	9.64	9.12	83.56
Mid-West Companies(5)	18.58	25,024	205.8	20.70	14.03	18.57	-0.96	18.44	15.92	0.71	0.86	12.37	11.28	107.62
New England Companies(2)	20.43	36,140	357.3	22.14	15.33	20.29	0.47	24.18	17.45	0.58	0.52	13.80	12.87	133.12
South-East Companies(2)	28.89	19,822	114.5	32.49	13.27	27.65	4.48	188.90	65.09	0.12	0.09	13.23	13.23	51.28
Thrift Strategy(26)	18.11	22,446	119.8	20.35	12.81	17.86	1.12	40.61	21.59	0.61	0.63	10.54	9.95	86.46
Diversified Strategy(1)	25.45	61,700	640.1	28.05	20.66	25.13	1.27	-5.64	19.71	0.70	0.58	15.45	13.59	191.42
Companies Issuing Dividends(26)	18.67	24,945	148.4	20.96	13.21	18.44	0.91	37.81	20.12	0.62	0.62	10.75	10.06	92.70
Companies Without Dividends(1)	14.76	14,217	97.3	16.41	13.00	14.02	5.28	47.60	47.60	0.47	0.66	11.48	11.48	72.95
Equity/Assets 6-12%(19)	18.97	35,711	210.5	21.51	14.24	18.80	0.54	23.37	15.54	0.71	0.72	10.74	9.70	110.76
Equity/Assets >12%(8)	17.75	7,455	48.8	19.56	11.65	17.36	2.00	60.69	30.43	0.47	0.48	10.85	10.77	63.14
Holding Company Structure(24)	17.67	23,084	121.5	19.86	12.77	17.51	0.67	31.48	17.50	0.64	0.65	10.32	9.67	89.33
Assets Over $1 Billion(9)	22.05	55,207	327.2	24.03	14.92	21.67	1.53	49.55	31.16	0.78	0.77	11.78	10.81	106.39
Assets $500 Million-$1 Billion(2)	15.40	10,579	74.4	16.23	10.00	15.45	-0.32	54.00	15.18	0.45	0.46	12.15	12.15	74.81
Assets $250-$500 Million(9)	17.38	4,364	27.1	20.59	13.29	16.67	4.15	26.82	13.79	0.55	0.49	9.28	8.56	89.18
Assets less than $250 Million(7)	15.15	2,352	14.8	17.20	11.37	15.38	-1.70	30.24	16.07	0.46	0.57	10.49	10.21	77.06
Goodwill Companies(11)	18.64	19,232	155.0	20.58	13.65	18.42	0.64	22.62	14.02	0.70	0.72	11.09	9.46	116.54
Non-Goodwill Companies(16)	18.37	27,860	139.8	20.83	12.91	18.09	1.45	48.75	26.48	0.56	0.56	10.58	10.58	75.16
MHC Institutions(27)	18.48	24,409	145.8	20.73	13.20	18.22	1.13	38.30	21.49	0.61	0.62	10.78	10.13	91.71

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 16, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies														
AF Astoria Financial Corp. of NY	33.71	88,766	2,992.3	35.17	24.43	33.43	0.84	7.94	27.40	2.60	2.56	17.28	15.20	247.60
BBX BankAtlantic Bancorp of FL	10.14	58,269	590.8	13.01	7.00	9.99	1.50	-5.23	10.46	0.88	0.73	7.92	5.97	101.43
CFB Commercial Federal Corp. of NE	26.40	45,413	1,198.9	30.03	21.10	26.65	-0.94	-7.53	12.34	2.30	2.00	16.70	12.55	290.12
DSL Downey Financial Corp. of CA	43.67	28,235	1,233.0	58.74	32.62	41.98	4.03	-23.85	5.87	4.20	3.37	27.88	27.78	394.20
FED FirstFed Financial Corp. of CA	27.99	17,270	483.4	35.75	21.41	28.00	-0.04	-20.01	9.21	2.89	2.86	20.28	19.68	255.26
FBC Flagstar Bancorp, Inc of MI	22.02	29,239	643.8	25.84	12.00	22.50	-2.13	42.99	64.08	3.55	-0.36	11.76	11.76	232.19
GSB Golden State Bancorp of CA(8)	34.25	136,269	4,667.2	39.65	23.50	33.67	1.72	-3.06	30.98	3.06	2.49	20.28	15.79	380.58
GDW Golden West Fin. Corp. of CA	67.82	154,957	10,509.2	70.70	45.02	67.89	-0.10	2.76	15.24	5.80	5.67	30.04	30.04	402.19
GPT GreenPoint Fin. Corp. of NY*	50.65	99,402	5,034.7	51.60	30.23	48.74	3.92	15.11	41.68	-2.15	1.90	18.64	14.67	202.24
NDE IndyMac Bancorp of CA	23.40	59,251	1,386.5	28.95	17.55	22.90	2.18	-14.60	0.09	2.38	-0.84	15.06	14.47	125.48
SOV Sovereign Bancorp, Inc. of PA	15.23	264,884	4,034.2	15.90	8.13	14.77	3.11	34.30	24.43	1.20	1.08	9.59	4.28	144.36
SIB Staten Island Bancorp of NY*	20.38	60,908	1,241.3	22.72	11.28	20.82	-2.11	15.27	24.95	1.28	0.01	9.02	8.11	101.31
WES Westcorp of Irvine CA	20.75	39,172	812.8	32.00	15.53	20.51	1.17	-1.52	11.14	1.52	1.48	15.36	15.35	288.44
AMEX Traded Companies														
ANA Acadiana Bancshares, Inc of LA	24.50	1,166	28.6	26.86	20.40	24.75	-1.01	10.36	5.60	1.98	1.77	23.78	23.78	268.37
ANE Alliance Bncp of New Eng of CT*	14.65	2,586	37.9	15.45	9.41	13.06	12.17	28.96	34.28	1.18	1.34	8.96	8.94	157.03
BYS Bay State Bancorp, Inc. of MA	58.00	1,643	95.3	58.15	33.40	53.70	8.01	68.60	58.69	3.87	3.75	34.49	34.49	331.23
BHL Berkshire Hills Bancorp of MA*	25.20	6,142	154.8	26.70	16.50	24.39	3.32	28.51	24.44	1.33	1.56	21.97	20.30	169.70
BFD BostonFed Bancorp, Inc. of MA	29.26	4,482	131.1	35.20	20.50	29.60	-1.15	18.99	21.41	2.17	0.39	21.77	17.80	339.01
CNY Carver Bancorp, Inc. of NY	11.21	2,299	25.8	13.20	8.50	11.61	-3.45	19.26	24.56	1.84	2.24	15.35	15.20	190.93
EFC EFC Bancorp, Inc of Elgin IL	17.55	4,638	81.4	18.50	11.70	17.29	1.50	42.11	26.71	1.28	1.25	15.56	15.56	157.73
FCB Falmouth Bancorp, Inc. of MA*	23.95	899	21.5	30.01	19.95	24.25	-1.24	15.98	14.05	1.87	1.62	18.14	18.14	172.83
FAB FirstFed America Bancorp of MA	24.99	8,098	202.4	27.20	15.50	24.80	0.77	25.58	44.03	1.71	0.92	20.51	13.63	297.32
GAF GA Financial Corp., Inc. of PA	19.20	5,288	101.5	19.75	14.86	18.85	1.86	14.63	14.63	0.98	0.91	18.63	18.58	162.32
GOV Gouverneur Bcp MHC of NY(42.4)	9.05	2,277	8.7	10.70	6.85	8.75	3.43	34.07	16.03	0.34	0.31	7.55	7.55	36.45
KNK Kankakee Bancorp, Inc. of IL	36.33	1,181	42.9	40.50	24.85	36.06	0.75	37.09	23.99	3.16	2.54	34.66	30.99	458.36
KYF Kentucky First Bancorp of KY	14.40	925	13.3	14.65	12.20	14.10	2.13	12.76	11.20	1.02	1.02	14.22	14.22	86.13
NBN Northeast Bancorp of Auburn ME*	14.45	2,648	38.3	15.25	11.25	14.26	1.33	12.02	12.19	1.39	1.24	12.69	12.19	165.95
PFB PFF Bancorp, Inc. of Pomona CA	34.50	13,261	457.5	38.50	22.50	34.80	-0.86	27.78	25.00	2.74	2.73	22.60	22.50	227.17
SZB SouthFirst Bancshares of AL	12.15	821	10.0	12.95	9.30	11.48	5.84	5.65	25.26	-0.54	-0.57	16.73	16.09	170.77
SRN Southern Banc Company of AL	12.00	1,006	12.1	13.31	9.90	12.00	0.00	16.96	6.67	0.61	0.59	17.33	17.29	106.74
TSH Teche Hlding Cp of Franklin LA	24.70	2,372	58.6	26.00	18.17	24.00	2.92	25.51	24.75	2.54	2.50	23.13	23.13	214.85
WSB Washington SB, FSB of Bowie MD	8.38	4,570	38.3	9.25	4.35	8.25	1.58	49.64	63.99	1.18	0.77	6.65	6.65	68.96
WFD Westfield Finl MHC of MA(47.0)*	15.40	10,579	74.4	16.23	10.00	15.45	-0.32	54.00	15.18	0.45	0.46	12.15	12.15	74.81
WFI Winton Financial Corp. of OH	10.00	4,454	44.5	10.75	8.75	9.98	0.20	12.36	7.53	1.11	0.74	8.81	8.77	110.44
WRO Woronoco Bancorp, Inc of MA	18.85	3,708	69.9	21.25	15.60	18.30	3.01	16.43	5.31	1.37	1.11	19.71	19.19	191.51
NASDAQ Listed OTC Companies														
AMFC AMB Fin. Corp. of Munster IN	12.00	857	10.3	12.15	7.95	11.79	1.78	20.60	33.33	1.14	1.12	14.12	14.12	171.85
ASBP ASB Financial Corp. of OH	10.70	1,514	16.2	11.61	8.75	11.00	-2.73	2.59	6.79	1.00	0.83	10.21	10.21	97.96
ABBK Abington Bancorp of MA*	19.25	3,190	61.4	20.90	12.84	19.00	1.32	19.42	27.15	1.42	1.06	14.14	13.47	250.31
AABC Access Anytime Bancorp of NM	8.50	1,470	12.5	9.96	7.00	9.00	-5.56	3.03	6.25	0.97	0.82	9.60	8.38	129.54
AFBC Advance Fin. Bancorp of WV	18.50	932	17.2	18.50	11.50	17.15	7.87	37.04	37.04	1.76	1.36	18.85	18.85	221.01
ALLB Alliance Bank MHC of PA (20.0)	24.10	3,441	16.6	32.60	22.55	23.25	3.66	1.05	-11.88	0.58	0.59	10.33	10.33	107.80
ASBI Ameriana Bancorp of IN	12.75	3,147	40.1	16.00	11.75	12.99	-1.85	-6.25	-4.85	0.16	0.62	13.15	12.68	162.55
AMFH American Fin. Holdings of CT*	30.56	22,361	683.4	30.64	22.90	29.95	2.04	13.82	20.27	1.34	1.34	19.84	15.36	129.46
ABCW Anchor BanCorp Wisconsin of WI	21.15	25,012	529.0	24.25	14.90	21.10	0.24	23.47	19.22	1.57	1.32	11.53	10.61	138.88
BCSB BCSB Bankcorp MHC of MD (36.0)	12.65	5,872	26.7	13.70	9.01	12.26	3.18	40.56	36.76	0.20	0.18	7.54	7.54	76.02
BKMU Bank Mutual Cp MHC of WI(49.8)	20.73	22,151	230.3	20.95	13.83	20.05	3.39	22.81	35.67	1.07	0.95	14.28	11.63	130.69
BKUNA BankUnited Fin. Corp. of FL	17.69	25,150	444.9	19.48	12.00	16.83	5.11	24.14	19.12	1.12	0.98	12.95	11.82	231.95

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 16, 2002

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
BFSB	Bedford Bancshares, Inc. of VA	14.28	2,008	28.7	18.62	11.36	15.25	-6.36	3.18	4.62	1.45	1.44	11.92	11.92	122.27
BFFC	Big Foot Financial Corp. of IL(8)	20.65	1,509	31.2	20.65	12.90	19.60	5.36	38.13	30.70	0.73	0.94	18.86	18.86	145.55
BRBI	Blue River Bancshares of IN	4.50	1,550	7.0	5.50	3.31	4.65	-3.23	7.91	7.66	-2.90	-1.14	6.44	4.87	73.89
BYFC	Broadway Financial Corp. of CA	15.50	905	14.0	16.00	9.26	14.80	4.73	22.05	23.51	1.07	1.07	16.13	16.13	198.24
BRKL	Brookline Bancorp of MA*	12.62	58,604	739.6	12.80	6.44	11.56	9.17	75.28	67.82	0.45	0.47	10.54	10.54	24.87
CBES	CBES Bancorp, Inc. of MO	13.75	876	12.0	15.00	12.00	14.00	-1.79	3.77	-0.36	-0.68	-0.95	16.54	16.54	138.74
CITZ	CFS Bancorp, Inc of Munster IN	13.91	13,257	184.4	15.60	12.95	13.89	0.14	-3.13	-3.07	0.66	0.75	12.78	12.78	116.58
CKFB	CKF Bancorp of Danville KY	19.40	695	13.5	20.11	14.78	19.40	0.00	10.86	31.26	1.77	1.77	19.29	17.71	202.43
CAFI	Camco Fin Corp of Cambridge OH	13.70	7,954	109.0	15.15	10.00	13.65	0.37	5.38	7.87	1.22	1.01	12.34	11.97	135.68
CFFN	Capitol Fd Fn MHC of KS (30.0)	25.64	74,149	571.2	28.10	17.95	25.21	1.71	29.89	23.03	1.12	1.12	13.16	13.16	118.62
CEBK	Central Bncrp of Somerville MA*	31.19	1,633	50.9	31.95	21.00	30.95	0.78	16.82	18.19	1.75	1.81	23.85	22.49	286.72
CHFN	Charter Fincl MHC of GA (20.0)	28.89	19,822	114.5	32.49	13.27	27.65	4.48	188.90	65.09	0.12	0.09	13.23	13.23	51.28
CFSL	Chesterfield Financial of IL	18.10	4,088	74.0	18.43	13.55	18.05	0.28	16.77	10.70	0.78	0.78	18.77	18.77	89.47
CSBC	Citizen So.Bkg MHC of NC(41.6)(8)	20.50	4,209	35.5	23.15	13.15	19.20	6.77	53.21	36.21	0.67	0.71	10.37	8.36	104.36
CTZN	Citizens First Bancorp of MI	20.88	9,050	189.0	23.61	12.50	20.34	2.65	29.53	32.99	1.17	1.29	16.73	16.73	104.57
CFSB	Citizens First Fin Corp. of IL	19.09	1,508	28.8	20.30	15.70	19.17	-0.42	20.82	7.85	1.55	1.27	21.16	21.16	232.65
CBSA	Coastal Bancorp of Houston TX	29.00	5,303	153.8	40.00	26.00	29.00	0.00	-22.77	0.35	3.10	3.08	22.51	18.60	472.82
CFCP	Coastal Fin. Corp. of SC	14.38	10,544	151.6	15.50	8.01	14.15	1.63	44.23	49.95	0.95	0.91	5.88	5.88	81.69
CMSB	Commonwealth Bancorp Inc of PA	32.07	9,764	313.1	32.52	16.45	31.59	1.52	44.13	44.79	1.81	1.81	14.78	12.46	180.65
CFFC	Community Fin. Corp. of VA	12.25	2,253	27.6	13.25	10.05	12.13	0.99	16.67	15.57	1.17	1.04	12.07	12.05	122.36
CIBI	Community Inv. Bncp. Inc of OH	12.35	1,103	13.6	12.97	9.25	12.50	-1.20	17.62	23.50	1.09	1.11	11.17	11.17	108.56
SBMC	Connecticut Bancshares of CT*	34.15	11,251	384.2	34.25	20.06	34.25	-0.29	31.85	32.11	1.49	1.78	22.32	19.59	220.03
COOP	Cooperative Bancshares of NC	13.95	2,836	39.6	16.00	9.50	14.75	-5.42	7.31	29.17	1.42	1.23	12.61	12.38	169.05
CRZY	Crazy Woman Creek Bncorp of WY	12.75	796	10.1	16.75	12.00	12.65	0.79	-16.61	-4.49	0.21	0.21	16.93	16.62	93.11
DCOM	Dime Community Bancshars of NY*	26.41	25,813	681.7	27.10	14.33	26.01	1.54	40.63	41.15	1.50	1.44	9.68	7.44	108.86
DFBS	Dutchfork Bancshares Inc of SC	24.90	1,119	27.9	27.00	20.00	24.89	0.04	13.75	21.17	2.07	1.42	29.67	29.67	216.30
ESBF	ESB Financial Corp. of PA	13.35	7,312	97.6	14.44	9.11	13.30	0.38	5.12	28.99	1.03	0.99	10.84	9.75	176.95
ESBK	Elmira Svgs Bank, FSB of NY*	24.87	953	23.7	27.00	18.64	24.80	0.28	17.64	6.06	2.44	1.92	21.33	20.57	295.37
EFBC	Empire Federal Bancorp of MT	13.90	1,508	21.0	16.60	13.55	13.85	0.36	-4.47	-5.76	0.34	-0.13	18.71	18.71	134.45
EQSB	Equitable Bank of Wheaton MD	25.85	1,316	34.0	29.40	21.75	25.85	0.00	11.33	1.37	2.63	2.39	22.66	22.66	362.32
EVRT	Evertrust Fin. Grp, Inc. of WA*	18.70	5,028	94.0	19.25	11.60	18.79	-0.48	23.84	23.03	1.16	1.09	18.22	18.22	134.32
FFDF	FFD Financial Corp of Dover OH	12.55	1,237	15.5	14.95	9.51	12.80	-1.95	14.09	4.58	0.98	0.82	13.30	13.30	105.20
FFLC	FFLC Bancorp of Leesburg FL	28.71	3,578	102.7	28.71	18.50	28.70	0.03	42.84	38.36	2.18	2.18	18.87	18.87	249.28
FFWC	FFW Corporation of Wabash IN	15.50	1,367	21.2	16.48	12.40	15.84	-2.15	16.54	16.54	1.50	1.26	16.02	15.22	173.19
FMCO	FMS Fin Corp. of Burlington NJ	11.20	6,464	72.4	12.70	7.15	12.02	-6.82	38.10	25.42	1.15	1.09	8.34	8.34	162.42
FFHH	FSF Financial Corp. of MN	19.79	2,300	45.5	23.50	15.60	20.00	-1.05	18.15	12.12	2.38	1.27	19.27	17.01	222.60
FDTR	Federal Trust Corp of FL	4.17	5,493	22.9	4.55	2.26	3.90	6.92	69.51	19.48	0.29	0.18	3.52	3.52	55.90
FBCI	Fidelity Bancorp of Chicago IL	22.00	3,081	67.8	22.50	15.27	21.59	1.90	32.53	18.98	2.57	2.17	17.35	17.35	224.92
FSBI	Fidelity Bancorp, Inc. of PA	18.16	2,313	42.0	19.45	13.55	18.25	-0.49	25.24	23.29	1.83	1.70	17.36	16.17	261.68
FFFL	Fidelity Bankshares, Inc of FL	21.00	15,802	331.8	22.47	12.40	20.64	1.74	40.00	31.50	1.03	1.02	11.41	11.27	149.07
FFED	Fidelity Fed. Bancorp of IN(8)	2.00	6,064	12.1	3.90	1.81	2.16	-7.41	-49.37	-18.03	0.05	-0.18	2.06	1.92	27.21
FLBC	Finger Lakes Bancorp Inc of NY(8)	19.63	3,174	62.3	19.75	9.49	19.55	0.41	77.01	84.32	0.78	0.66	11.70	11.70	122.19
FBTC	First BancTrust Corp of IL	15.85	1,410	22.3	16.70	11.95	16.00	-0.94	19.98	5.67	1.27	0.73	19.77	19.77	152.51
FBEI	First Bancorp of Indiana of IN	14.75	1,752	25.8	15.14	12.25	14.70	0.34	12.17	11.57	0.73	0.53	17.96	16.69	102.71
FBSI	First Bancshares, Inc. of MO	11.87	1,664	19.8	14.45	10.61	12.65	-6.17	7.42	-0.75	1.01	1.01	14.67	14.28	153.77
FBBC	First Bell Bancorp, Inc. of PA	16.00	4,774	76.4	18.11	13.26	15.50	3.23	9.22	14.70	1.63	1.54	15.30	15.30	182.64
FCAP	First Capital, Inc. of IN	17.00	2,547	43.3	17.50	12.80	17.00	0.00	25.93	18.06	1.25	1.23	13.23	13.18	113.25
FDEF	First Defiance Fin. Corp of OH	18.52	6,810	126.1	21.45	12.79	18.41	0.60	8.94	21.84	2.85	0.65	17.94	17.42	129.28
FESX	First Essex Bancorp, Inc of MA*	33.64	7,648	257.3	34.90	22.55	33.00	1.94	13.84	19.38	2.41	2.29	17.69	15.62	221.99
FFBH	First Fed. Bancshares of AR	25.25	2,846	71.9	26.45	19.25	24.71	2.19	16.31	9.78	2.40	2.20	24.38	24.38	242.18
FTFC	First Fed. Capital Corp. of WI	19.83	19,876	394.1	22.50	13.80	19.90	-0.35	25.03	26.31	1.61	0.78	9.94	7.70	143.34
FFKY	First Fed. Fin. Corp. of KY	23.12	3,759	86.9	24.49	14.95	23.00	0.52	30.18	37.95	1.92	1.92	15.46	13.18	170.38
FFBI	First Federal Bancshares of IL	18.37	2,003	36.8	18.50	14.83	18.20	0.93	10.00	11.67	0.87	0.82	21.50	21.50	121.29
FFSX	First Federal Bankshares of IA	13.95	4,205	58.7	14.35	10.59	13.30	4.89	6.90	12.96	0.83	0.65	16.95	12.47	154.73
FFBZ	First Federal Bncrp, Inc of OH	7.00	3,292	23.0	8.34	5.60	6.42	9.03	-4.76	16.67	0.70	0.62	6.53	6.53	69.25

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 16, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
FFCH First Fin. Holdings Inc. of SC	29.17	13,338	389.1	32.75	20.70	29.40	-0.78	14.84	20.69	2.05	1.82	12.46	11.68	169.69
FFHS First Franklin Corp. of OH	12.50	1,625	20.3	14.75	9.30	12.43	0.56	21.95	21.95	0.24	0.38	13.63	13.63	171.33
FGHC First Georgia Hold., Inc of GA	3.74	7,752	29.0	4.25	1.86	3.60	3.89	-8.78	-6.50	0.20	0.20	2.58	2.52	32.14
FFSL First Independence Corp. of KS	15.50	961	14.9	17.00	12.50	16.00	-3.13	16.72	10.64	2.15	1.44	15.63	15.63	159.23
FKAN First Kansas Fin. Corp. of KS	13.00	912	11.9	14.75	12.80	13.00	0.00	-5.45	-9.09	0.70	0.69	17.96	17.93	167.77
FKFS First Keystone Fin., Inc of PA	14.85	2,014	29.9	18.87	13.01	16.00	-7.19	8.39	6.07	1.28	1.25	15.05	15.05	250.31
CASH First Midwest Fin., Inc. of IA	13.10	2,466	32.3	15.45	12.50	13.50	-2.96	-5.76	-3.11	0.72	0.69	17.11	15.73	229.46
FMSB First Mutual Bncshrs Inc of WA*	15.55	5,210	81.0	17.24	11.00	15.50	0.32	22.25	26.73	1.41	1.22	10.75	10.75	137.95
FNFG First Niagara MHC of NY (38.9)(8)*	29.17	25,780	288.0	29.99	12.76	28.16	3.59	67.64	73.32	1.01	1.03	10.56	7.43	111.41
FNFI First Niles Fin., Inc. of OH	15.00	1,508	22.6	15.75	11.01	14.95	0.33	17.65	14.50	0.62	0.54	12.07	12.07	64.51
FPFC First Place Fin. Corp. of OH	18.30	14,063	257.4	19.91	13.70	18.55	-1.35	27.08	16.19	1.20	0.85	13.16	11.69	117.21
FSFF First SecurityFed Fin of IL	21.35	4,081	87.1	22.45	16.91	21.66	-1.43	7.02	6.75	1.90	1.89	18.27	18.24	110.54
FSLA First Sentinel Bancorp of NJ	13.98	30,201	422.2	15.85	10.95	13.95	0.22	8.37	11.66	0.84	0.79	7.76	7.59	74.72
FBNW FirstBank NW Corp. of ID	18.85	1,421	26.8	19.98	16.22	18.81	0.21	5.31	16.00	1.71	0.84	20.14	20.14	216.07
FFBK FloridaFirst Bancorp of FL	18.00	5,479	98.6	20.07	12.66	17.55	2.56	4.05	11.87	0.99	0.94	17.09	14.76	147.69
FFIC Flushing Fin. Corp. of NY*	19.44	13,145	255.5	20.84	13.71	19.07	1.94	14.42	9.21	1.08	1.08	10.06	9.76	117.58
FKKY Frankfort First Bancorp of KY	18.24	1,246	22.7	18.78	15.92	16.75	8.90	11.22	4.53	1.07	1.07	14.50	14.50	113.13
GUPB GFSB Bancorp, Inc of Gallup NM	15.10	1,150	17.4	15.10	12.30	15.10	0.00	18.71	17.97	1.55	1.52	13.87	13.87	176.73
GSLA GS Financial Corp. of LA	17.95	1,611	28.9	18.40	14.19	17.95	0.00	17.70	20.15	0.88	0.86	22.10	22.10	120.63
GCFC Grand Central Fin. Corp. of OH	10.53	1,683	17.7	11.36	8.50	10.65	-1.13	6.69	7.12	0.40	0.35	10.53	10.53	68.89
GTPS Great American Bancorp of IL	24.14	845	20.4	24.14	16.60	23.89	1.05	45.42	6.25	1.92	1.69	22.35	21.77	195.22
PEDE Great Pee Dee Bancorp of SC	12.40	1,766	21.9	13.15	10.18	12.46	-0.48	16.54	1.81	0.66	0.66	14.42	13.50	70.47
GAFC Greater Atlant. Fin Corp of VA	6.32	3,012	19.0	6.70	5.06	6.32	0.00	21.54	3.61	0.19	-1.45	6.80	6.37	165.32
GCBC Green Co Bcrp MHC of NY (43.0)	17.80	2,025	15.5	19.75	13.28	18.26	-2.52	35.36	18.27	0.82	0.81	13.04	13.04	108.72
GFED Guaranty Fed Bancshares of MO	14.02	3,501	49.1	15.49	12.40	14.05	-0.21	12.16	5.41	1.04	0.72	13.04	13.02	112.61
HCBB HCB Bancshares, Inc. of AR	14.30	1,783	25.5	16.70	11.90	14.40	-0.69	14.40	12.42	0.76	0.76	17.07	16.99	158.15
HFFC HF Financial Corp. of SD	11.53	3,328	38.4	13.45	10.75	11.95	-3.51	-8.49	4.34	1.29	1.10	14.95	13.34	207.70
HMNF HMN Financial, Inc. of MN	17.90	4,414	79.0	20.25	13.27	18.18	-1.54	9.82	15.56	1.32	1.03	16.71	15.71	157.16
HARB Harbor Florida Bancshrs of FL	23.75	24,196	574.7	25.18	15.69	24.30	-2.26	19.05	39.71	1.20	1.15	9.78	9.64	82.59
HARL Harleysville Svgs Fin Cp of PA	20.75	2,198	45.6	21.65	16.70	20.00	3.75	23.88	17.50	1.95	1.94	16.75	16.75	273.95
HFFB Harrodsburg 1st Fin Bcrp of KY	11.65	1,341	15.6	13.52	10.00	11.55	0.87	-6.80	6.10	0.42	0.42	16.59	16.33	106.54
HTHR Hawthorne Fin. Corp. of CA	27.93	5,703	159.3	33.36	17.06	27.50	1.56	43.23	45.47	3.75	3.79	20.95	20.95	323.48
HMLK Hemlock Fed. Fin. Corp. of IL	27.62	973	26.9	28.65	21.52	27.00	2.30	23.86	7.26	2.10	1.62	21.22	19.73	308.04
HFWA Heritage Financial Corp of WA	15.78	7,228	114.1	16.09	10.86	15.77	0.06	39.40	32.27	1.26	1.16	10.53	9.61	81.26
HCBC High Country Bancorp of CO	19.12	905	17.3	20.50	15.32	18.88	1.27	24.89	9.26	1.81	1.17	17.44	17.44	188.16
HIFS Hingham Inst. for Sav. of MA*	29.25	2,060	60.3	31.27	22.25	29.00	0.86	24.47	23.42	2.67	2.67	17.45	17.45	196.13
HCFC Home City Fin. Corp. of OH	10.66	784	8.4	13.59	10.30	10.66	0.00	-21.04	-11.17	0.67	0.21	14.76	14.30	186.51
HWEN Home Financial Bancorp of IN	4.10	1,356	5.6	5.84	3.47	3.90	5.13	-10.28	0.00	0.37	0.39	4.71	4.71	49.22
HLFC Home Loan Financial Corp of OH	12.85	1,649	21.2	13.25	10.00	12.87	-0.16	24.27	19.53	0.90	0.88	12.22	12.22	80.22
HSTD Homestead Bancorp, Inc. of LA	9.80	925	9.1	12.40	8.95	8.95	9.50	3.16	5.72	0.59	0.55	13.63	13.63	144.33
HFBC HopFed Bancorp of KY	12.47	3,630	45.3	12.86	10.00	12.50	-0.24	-1.19	4.09	0.79	1.04	12.39	12.39	83.28
HRZB Horizon Financial Corp. of WA*	12.00	10,691	128.3	13.28	8.70	11.51	4.26	23.71	27.12	0.99	0.87	9.54	9.48	73.22
HCBK Hudson Cty Bcp MHC of NJ(38.8)*	18.70	194,033	696.6	21.50	10.71	18.46	1.30	43.96	41.88	0.85	0.85	6.56	6.56	66.19
HRBT Hudson River Bancorp Inc of NY	26.11	15,193	396.7	27.50	16.60	26.25	-0.53	16.04	19.22	1.40	1.40	15.70	11.14	165.77
ITLA ITLA Capital Corp of CA*	29.38	5,789	170.1	31.85	17.75	29.09	1.00	59.76	40.17	3.14	3.13	24.44	24.43	242.68
ICBC Independence Comm Bnk Cp of NY	31.38	57,528	1,805.2	34.74	17.00	30.48	2.95	28.66	37.87	1.91	1.88	15.77	12.46	138.35
IFSB Independence FSB of DC	11.75	1,411	16.6	12.27	7.73	11.90	-1.26	20.76	36.00	-0.56	-0.25	15.68	15.68	183.51
JXVL Jacksonville Bancorp Inc of TX	23.50	1,777	41.8	26.30	17.25	23.05	1.95	14.36	17.50	2.89	2.90	21.26	19.34	229.48
JXSB Jcksnville Bcp MHC of IL(45.6)	10.55	1,909	9.2	14.26	9.85	11.50	-8.26	2.43	-3.65	-0.09	0.64	10.40	8.72	128.11
KFBI Klamath First Bancorp of OR	15.20	6,793	103.3	16.75	11.91	15.60	-2.56	4.83	15.59	0.77	0.60	17.00	10.87	215.79
LSBX LSB Corp of No. Andover MA*	13.25	4,386	58.1	14.02	9.81	13.51	-1.92	-2.93	4.41	0.78	0.71	12.50	12.50	102.01
LSBI LSB Fin. Corp. of Lafayette IN	18.50	1,379	25.5	19.65	14.25	19.00	-2.63	25.42	13.85	1.83	1.37	17.90	17.90	218.18
LARL Laurel Capital Group Inc of PA	20.20	1,883	38.0	21.15	16.70	20.34	-0.69	18.82	7.73	1.70	1.66	14.13	14.13	138.38
LFED Leeds Fed Bksr MHC of MD(27.3)(8)	30.49	4,538	37.7	32.35	29.70	30.87	-1.23	91.76	-3.24	0.50	0.50	11.48	11.48	96.53
LXMO Lexington B&L Fin. Corp. of MO	15.20	766	11.6	16.20	12.05	15.20	0.00	20.63	22.58	1.04	1.04	19.59	18.56	172.67

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 16, 2002

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ	Listed OTC Companies (continued)														
LIBB	Liberty Bancrp MHC of NJ(39.2)(8)	26.05	3,267	31.2	26.50	11.24	25.98	0.27	133.42	100.38	0.41	0.44	10.08	10.08	110.48
LFCO	Life Financial Corp of CA(8)	3.95	1,334	5.3	4.27	0.80	3.35	17.91	132.35	92.68	0.96	1.22	6.95	6.95	184.69
LNCB	Lincoln Bancorp of IN	17.61	5,033	88.6	19.00	14.30	17.90	-1.62	22.29	-1.07	0.83	0.72	16.77	16.30	99.03
LOGN	Logansport Fin. Corp. of IN	16.95	913	15.5	18.32	12.75	17.05	-0.59	21.51	13.00	1.58	1.57	17.18	17.18	161.50
MAFB	MAF Bancorp, Inc. of IL	35.25	23,224	818.6	40.11	24.30	35.90	-1.81	12.80	19.49	2.77	2.42	20.13	15.71	248.59
MFBC	MFB Corp. of Mishawaka IN	22.00	1,326	29.2	25.15	18.00	22.02	-0.09	8.11	9.45	0.43	0.16	25.12	25.12	315.92
MSBF	MSB Financial, Inc of MI	11.76	1,242	14.6	13.45	9.75	12.75	-7.76	-4.00	9.91	1.17	0.81	12.93	11.43	87.08
MASB	MassBank Corp. of Reading MA*	31.50	4,699	148.0	35.50	21.77	31.75	-0.79	16.67	31.96	2.27	1.69	24.80	24.56	212.05
MTXC	Matrix Bancorp, Inc. of CO	10.74	6,454	69.3	13.50	9.80	10.75	-0.09	2.78	2.29	1.22	1.80	11.39	11.39	251.51
MFLR	Mayflower Co-Op. Bank of MA*	14.85	1,353	20.1	15.39	12.51	14.89	-0.27	15.12	6.38	1.00	1.05	10.74	10.65	130.32
MDBK	Medford Bancorp, Inc. of MA(8)*	34.87	7,802	272.1	35.31	19.00	34.85	0.06	51.61	64.79	1.82	1.74	15.34	15.19	185.47
METF	Metropolitan Fin. Corp. of OH	2.92	16,143	47.1	4.70	2.28	3.00	-2.67	-8.75	-4.26	-0.18	-0.64	4.01	3.85	97.83
MBBC	Monterey Bay Bancorp of CA	17.46	3,491	61.0	19.45	12.50	17.50	-0.23	16.40	12.65	1.36	1.30	15.34	15.00	161.20
MFSF	MutualFirst Fin. Inc. of IN	18.61	6,040	112.4	20.85	14.15	18.60	0.05	23.25	23.25	1.34	1.22	16.90	16.74	128.59
MYST	Mystic Fin., Inc of Medford MA*	16.61	1,466	24.4	19.75	13.32	16.26	2.15	8.92	19.75	1.11	1.11	16.32	16.32	243.34
NASB	NASB Fin, Inc. of Grandview MO	23.42	8,420	197.2	25.75	14.50	23.01	1.78	46.38	48.98	2.20	1.20	12.30	12.17	110.73
NHTB	NH Thrift Bancshares of NH	16.98	1,949	33.1	19.60	14.36	16.00	6.13	12.08	8.50	1.77	1.36	15.71	9.67	250.45
NYCB	New York Community Bcrp of NY*	31.22	107,950	3,370.2	32.02	16.25	30.94	0.90	-0.48	36.51	1.51	1.47	11.24	4.95	94.86
NMIL	Newmil Bancorp, Inc. of CT*	19.71	4,341	85.6	22.99	12.51	19.50	1.08	33.63	34.54	1.46	1.39	12.28	10.16	149.66
NBSI	North Bancshares of Chicago IL	13.41	1,158	15.5	13.83	11.80	12.50	7.28	3.15	3.15	0.46	0.42	11.83	11.83	123.74
FFFD	North Central Bancshares of IA	28.45	1,703	48.5	29.87	19.55	28.25	0.71	26.44	38.17	2.96	2.96	22.20	19.28	237.80
NEIB	Northeast Indiana Bncrp of IN	14.80	1,550	22.9	16.25	12.30	15.23	-2.82	13.85	18.40	1.12	1.07	17.14	17.14	145.35
NEPF	Northeast PA Fin. Corp of PA	14.90	4,424	65.9	18.00	13.90	15.38	-3.12	-1.00	-11.83	1.20	1.00	16.20	13.27	197.68
NWSB	Northwest Bcrp MHC of PA(25.4)	13.50	47,550	163.9	14.95	9.70	14.35	-5.92	27.96	18.01	0.78	0.72	6.57	5.17	90.46
OCFC	OceanFirst Fin. Corp of NJ	20.85	14,306	298.3	24.73	15.33	20.71	0.68	20.31	29.42	1.34	1.19	10.02	9.90	120.40
ONFC	Oneida Fincl MHC of NY (45.7)	18.75	5,058	40.9	19.50	12.67	18.00	4.17	44.23	27.29	0.59	0.52	9.22	7.09	82.54
OTFC	Oregon Trail Fin. Corp. of OR	21.45	2,989	64.1	21.50	15.05	20.00	7.25	34.48	22.22	1.50	1.58	17.25	17.22	133.55
PBNC	PFS Bancorp Inc of IN	15.98	1,551	24.8	17.60	10.00	16.00	-0.12	59.80	17.50	0.44	0.57	18.09	18.09	78.25
PHSB	PHSB Financial Corp of PA	14.65	3,205	47.0	14.76	10.30	14.37	1.95	25.11	22.59	0.79	0.78	15.74	15.74	102.44
PVFC	PVF Capital Corp. of OH	10.10	5,866	59.2	13.18	8.45	11.90	-15.13	-10.06	0.10	1.22	0.92	8.89	8.89	119.34
PBCI	Pamrapo Bancorp, Inc. of NJ	15.10	5,134	77.5	17.23	11.89	15.00	0.67	21.97	16.15	1.30	1.30	9.56	9.56	110.25
PFED	Park Bancorp of Chicago IL	21.60	1,236	26.7	23.10	17.20	21.53	0.33	20.67	21.62	1.43	1.18	22.12	22.12	195.05
PVSA	Parkvale Financial Corp of PA	25.51	5,700	145.4	30.55	21.15	25.50	0.04	1.63	17.50	1.83	1.35	17.09	15.02	286.35
PRTR	Partners Trust MHC of NY(46.4)	14.76	14,217	97.3	16.41	13.00	14.02	5.28	47.60	47.60	0.47	0.66	11.48	11.48	72.95
PBHC	Pathfinder BC MHC of NY (39.1)*	11.00	2,606	11.2	14.99	10.38	10.60	3.77	-3.08	-16.98	0.69	0.49	8.82	7.98	98.99
PFSB	PennFed Fin. Services of NJ	25.38	7,348	186.5	28.65	18.25	26.00	-2.38	15.36	2.34	1.98	1.97	16.16	15.48	257.54
PFDC	Peoples Bancorp of Auburn IN	17.50	3,461	60.6	19.49	14.75	17.50	0.00	14.01	8.70	1.51	1.42	17.42	16.52	141.16
PBCT	Peoples Bank, MHC of CT (40.8)*	25.45	61,700	640.1	28.05	20.66	25.13	1.27	-5.64	19.71	0.70	0.58	15.45	13.59	191.42
PCBI	Peoples Community Bcrp. of OH	20.84	2,506	52.2	22.73	15.40	20.75	0.43	19.77	0.68	1.08	0.87	16.22	15.53	191.68
PSFC	Peoples Sidney Fin. Corp of OH	11.90	1,475	17.6	12.35	9.57	11.85	0.42	20.45	14.42	0.44	0.44	11.58	11.58	93.65
PHFC	Pittsburgh Home Fin Corp of PA	12.25	1,409	17.3	15.00	10.65	12.20	0.41	-6.84	9.77	0.47	0.48	16.09	15.97	289.39
PFSL	Pocahontas Bancorp, Inc. of AR	10.91	4,730	51.6	11.80	7.45	11.00	-0.82	19.76	26.13	0.85	0.78	10.41	6.68	128.42
PORT	Port Fin. Corp of Brighton MA	38.95	5,548	216.1	40.94	19.64	38.95	0.00	64.69	49.41	2.19	2.32	22.03	22.03	248.89
PRBC	Prestige Bancorp, Inc. of PA(8)	13.63	1,059	14.4	13.75	8.00	13.64	-0.07	51.44	49.78	-0.49	-0.23	11.05	11.05	179.55
PFNC	Progress Financial Corp. of PA	9.00	6,979	62.8	10.40	5.60	8.99	0.11	38.46	20.00	0.45	0.16	9.09	8.83	129.53
PBCP	Provident Bcp MHC of NY (45.1)	28.71	8,035	104.1	29.77	20.25	28.50	0.74	40.94	-1.68	1.15	1.15	13.48	11.65	129.53
PROV	Provident Fin. Holdings of CA	22.00	5,463	120.2	23.30	14.20	22.40	-1.79	31.97	26.95	1.67	0.38	18.86	18.86	184.24
PLSK	Pulaski Bncp MHC of NJ (41.8)(8)	32.23	1,921	25.9	32.85	16.00	32.33	-0.31	86.84	27.39	0.84	0.89	13.56	13.56	122.41
PULB	Pulaski Fin Cp of St. Louis MO	18.30	2,743	50.2	20.40	13.81	18.30	0.00	24.07	16.19	1.45	0.47	11.37	11.37	107.06
QCBC	Quaker City Bancorp, Inc of CA	35.29	6,610	233.3	35.49	20.64	35.40	-0.31	33.07	47.78	3.21	3.20	19.44	19.37	225.03
RIVR	River Valley Bancorp of IN	26.80	810	21.7	28.35	19.50	27.30	-1.83	27.20	29.47	2.60	1.97	22.63	22.59	245.08
RVSB	Riverview Bancorp, Inc. of WA	14.85	4,377	65.0	15.63	10.35	14.90	-0.34	32.00	22.22	1.18	0.86	12.18	12.04	93.26
ROME	Rome Bncp Inc MHC of NY (41.6)*	23.83	2,887	28.0	24.50	14.00	23.59	1.02	64.34	40.18	0.82	0.78	12.57	12.57	86.34
RSLN	Roslyn Bancorp, Inc. of NY*	22.93	83,684	1,918.9	24.15	15.62	22.49	1.96	2.46	31.03	1.54	1.55	6.83	6.82	118.14
SCFS	Seacoast Fin Serv Corp of MA*	22.58	23,993	541.8	25.76	13.25	22.20	1.71	34.01	31.66	1.48	1.48	13.13	11.64	150.17

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 16, 2002

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
SFBI	Security Financial Bcrp of IN	20.15	1,865	37.6	20.75	18.11	19.49	3.39	10.71	-0.25	0.55	0.59	19.43	19.43	107.33
SVBI	Severn Bancorp Inc of MD	15.76	4,096	64.6	17.00	7.00	16.20	-2.72	115.01	75.11	2.07	1.88	9.36	9.28	99.30
SKBO	Skibo Fin Corp MHC of PA(39.8)	12.28	3,129	15.1	14.50	9.75	12.68	-3.15	26.60	16.95	0.17	0.17	7.73	7.73	49.68
SOBI	Sobieski Bancorp of S. Bend IN	12.29	672	8.3	16.80	11.15	12.45	-1.29	-13.75	-10.62	0.37	0.20	19.53	19.53	204.28
SFFS	Sound Fed Bp MHC of NY (42.1)(8)	22.25	4,778	43.7	23.95	11.67	22.00	1.14	74.51	70.50	1.41	1.41	13.36	10.43	136.35
SSFC	South Street Fin. Corp. of NC*	7.06	3,100	21.9	8.20	6.01	7.20	-1.94	0.14	3.82	0.48	0.48	7.76	7.76	68.64
SMBC	Southern Missouri Bncrp of MO	18.25	1,210	22.1	19.93	14.08	18.50	-1.35	15.95	12.65	1.91	1.91	20.26	17.47	220.07
STFR	St. Francis Cap. Corp. of WI	23.89	9,342	223.2	25.34	19.75	24.25	-1.48	8.05	3.29	2.30	1.57	18.69	17.27	240.38
SFFC	StateFed Financial Corp. of IA	9.00	1,287	11.6	11.50	7.80	8.71	3.33	-13.13	-12.20	0.51	0.51	11.29	11.29	74.99
STSA	Sterling Financial Corp. of WA	18.25	11,938	217.9	23.10	10.37	17.31	5.43	26.91	37.94	1.69	1.52	15.65	11.96	258.68
STBI	Sturgis Bancorp of MI	10.60	2,986	31.7	11.00	7.21	10.69	-0.84	34.18	36.77	0.90	0.65	9.34	7.63	94.64
SUFI	Superior Financial Corp of AR	18.82	8,601	161.9	20.20	13.00	18.80	0.11	14.41	20.26	1.80	1.63	15.00	8.46	198.71
THRD	TF Fin. Corp. of Newtown PA	20.00	2,723	54.5	24.85	16.45	20.25	-1.23	-13.98	-5.21	1.80	2.09	22.34	20.59	267.42
THTL	Thistle Group Holdings of PA(8)	10.65	5,368	57.2	13.15	7.50	10.27	3.70	6.50	8.67	0.69	0.56	13.70	12.34	147.42
TSBK	Timberland Bancorp, Inc. of WA	16.85	4,441	74.8	17.45	13.55	17.00	-0.88	5.97	8.71	1.39	1.28	16.78	16.78	93.46
TRYF	Troy Financial Corp of Troy NY	28.89	9,947	287.4	30.25	17.14	29.19	-1.03	43.09	22.31	1.25	1.23	16.32	13.18	114.89
UCBC	Union Community Bancorp of IN	14.65	2,433	35.6	15.35	13.00	14.50	1.03	-0.34	5.40	0.85	0.96	15.72	14.55	113.28
UFBS	Union Fin Bancshares Inc of SC	13.75	1,956	26.9	14.00	9.80	13.25	3.77	33.50	30.95	0.85	0.82	13.45	10.48	157.73
UCFC	United Community Fin. of OH	8.42	35,353	297.7	9.39	6.18	8.60	-2.09	8.65	16.94	0.56	0.43	7.55	6.43	56.76
UPFC	United PanAm Fin. Corp of CA(8)	6.19	15,571	96.4	8.00	4.40	6.80	-8.97	8.60	27.63	0.65	0.64	5.21	5.21	51.19
UTBI	United Tenn. Bancshares of TN	11.25	1,312	14.8	11.75	8.41	10.65	5.63	22.28	33.77	1.36	1.32	11.36	10.66	83.98
WSFS	WSFS Financial Corp. of DE*	28.70	9,084	260.7	29.50	15.25	26.00	10.38	59.44	65.42	2.86	0.16	12.67	12.56	213.98
WVFC	WVS Financial Corp. of PA	15.81	2,700	42.7	17.45	12.55	15.82	-0.06	25.98	-0.06	1.82	1.82	11.02	11.02	150.59
WRNB	Warren Bancorp of Peabody MA(8)*	15.56	7,440	115.8	15.60	8.50	15.59	-0.19	54.52	64.66	0.86	0.77	5.97	5.97	61.79
WSBI	Warwick Community Bncrp of NY*	27.75	4,984	138.3	33.05	17.75	27.13	2.29	50.82	32.71	1.73	1.81	16.31	15.77	162.07
WFSL	Washington Federal, Inc. of WA	25.77	63,598	1,638.9	27.56	19.46	25.40	1.46	3.45	9.94	2.18	2.18	14.69	14.13	111.93
WAYN	Wayne Svgs Bks MHC of OH(47.5)(8)	19.20	2,572	23.4	22.00	13.00	20.20	-4.95	-1.29	17.79	0.73	0.59	10.13	10.13	130.16
WYPT	Waypoint Financial Corp of PA	17.26	37,373	645.1	19.74	11.76	18.09	-4.59	19.61	14.46	1.20	1.05	12.84	12.51	141.86
WCFB	Wbstr Cty Fed MHC of IA (38.5)	17.38	1,886	12.6	19.50	14.50	17.50	-0.69	18.63	8.62	0.72	0.72	11.62	11.62	53.05
WBST	Webster Financial Corp. of CT	38.06	48,427	1,843.1	40.10	27.08	37.28	2.09	2.70	20.71	3.14	2.99	22.04	15.81	257.92
WEFC	Wells Fin. Corp. of Wells MN	20.99	1,199	25.2	23.20	16.78	21.25	-1.22	19.94	12.13	3.03	2.14	21.05	21.05	188.99
WEBK	West Essex Bp MHC of NJ (40.1)	20.40	4,845	40.0	22.17	11.84	19.25	5.97	51.34	33.77	0.67	0.67	10.49	9.84	80.56
WOFC	Western Ohio Fin. Corp. of OH	20.35	1,756	35.7	21.05	17.15	19.65	3.56	10.72	8.53	1.14	0.96	24.31	24.31	197.46
WGBC	Willow Grove Bancorp of PA	11.45	11,285	129.2	12.37	6.69	11.20	2.23	62.64	35.66	0.28	0.42	10.36	10.36	62.01

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part Two
Prices As Of August 16, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(186)	10.16	9.66	0.86	9.11	7.48	0.74	7.56	0.78	161.76	0.95	13.61	118.19	11.67	126.65	15.48	0.41	2.37	29.46
NYSE Traded Companies(11)	7.21	6.35	1.15	16.47	9.51	0.65	9.90	0.76	218.04	1.31	11.01	163.81	11.75	179.03	12.89	0.28	1.02	12.03
AMEX Traded Companies(16)	10.04	9.72	0.87	9.19	7.81	0.74	7.53	0.31	302.61	0.93	12.82	109.93	10.83	116.91	14.95	0.50	2.52	32.28
NASDAQ Listed OTC Companies(159)	10.36	9.88	0.84	8.62	7.31	0.74	7.41	0.82	145.80	0.93	13.89	116.06	11.75	124.57	15.69	0.41	2.44	30.47
California Companies(14)	8.43	8.34	1.12	13.92	8.98	0.80	10.92	0.55	334.25	1.35	11.53	145.91	12.26	147.28	11.96	0.17	0.61	7.95
Florida Companies(7)	8.33	7.72	0.87	10.16	6.43	0.79	9.05	0.53	201.11	0.69	16.18	152.49	13.09	163.54	18.38	0.25	1.18	19.99
Mid-Atlantic Companies(37)	8.49	7.93	0.85	10.27	7.55	0.77	8.98	0.51	198.58	1.00	13.57	131.96	11.33	141.12	14.61	0.42	2.27	31.06
Mid-West Companies(88)	11.07	10.60	0.81	7.84	7.27	0.68	6.10	0.98	112.94	0.87	14.01	107.02	11.63	114.69	16.37	0.44	2.73	33.34
New England Companies(7)	8.24	7.02	0.91	10.87	7.50	0.73	8.31	0.20	326.65	1.19	13.76	139.66	11.65	172.46	16.94	0.66	2.28	30.02
North-West Companies(9)	11.91	11.23	1.07	8.97	7.28	0.90	7.53	0.72	249.02	1.01	13.11	116.21	13.96	128.36	16.15	0.47	2.66	34.93
South-East Companies(17)	11.14	10.83	0.87	8.55	7.07	0.81	7.92	0.72	117.05	0.84	13.92	113.83	11.69	117.69	14.96	0.37	2.50	30.82
South-West Companies(4)	7.32	6.67	0.92	12.37	11.17	0.88	11.89	0.81	64.16	0.62	9.00	109.19	7.87	121.93	9.45	0.35	1.61	14.65
Western Companies (Excl CA)(3)	10.66	10.55	0.57	7.59	7.49	0.53	8.16	1.48	75.66	2.09	9.68	93.08	9.38	93.55	11.15	0.33	2.13	13.81
Thrift Strategy(173)	10.38	9.93	0.86	8.87	7.39	0.74	7.41	0.78	161.82	0.94	13.74	116.47	11.78	124.26	15.62	0.41	2.42	30.23
Mortgage Banker Strategy(9)	7.13	5.75	0.85	12.33	8.14	0.64	9.60	0.77	98.17	1.12	12.63	149.09	10.71	178.31	13.77	0.33	1.31	17.23
Real Estate Strategy(2)	7.71	7.70	1.03	13.84	11.59	0.73	9.86	0.95	48.66	0.55	8.64	113.56	8.76	113.82	12.25	0.32	3.19	27.73
Diversified Strategy(2)	5.33	5.32	0.58	10.45	7.33	0.56	10.17	0.27	698.42	2.44	13.65	135.09	7.19	135.18	14.02	0.48	2.31	31.58
Companies Issuing Dividends(163)	10.32	9.81	0.91	9.44	7.57	0.78	7.98	0.75	157.29	0.90	13.73	119.02	11.90	127.78	15.58	0.46	2.66	32.83
Companies Without Dividends(23)	8.81	8.46	0.51	6.33	6.61	0.36	4.06	0.95	198.68	1.41	12.41	111.25	9.77	117.21	14.36	0.00	0.00	0.00
Equity/Assets <6%(13)	5.08	4.72	0.56	10.36	7.15	0.24	3.62	1.09	175.84	1.55	12.78	124.15	6.42	135.32	14.42	0.25	1.20	13.25
Equity/Assets 6-12%(130)	8.85	8.31	0.84	9.79	7.92	0.74	8.60	0.74	157.69	0.92	12.76	122.52	10.76	132.47	14.42	0.42	2.33	29.18
Equity/Assets >12%(43)	15.36	15.00	1.00	6.75	6.25	0.84	5.52	0.78	169.33	0.89	16.50	103.74	15.73	107.18	18.92	0.42	2.80	35.22
Actively Traded Companies(14)	7.97	6.91	1.10	14.16	7.96	1.02	12.97	0.74	112.81	0.93	12.13	168.04	13.50	193.29	14.54	0.46	2.11	23.79
Market Value Below $20 Million(38)	10.76	10.51	0.52	4.68	6.15	0.47	3.97	1.13	95.85	0.81	15.11	88.31	9.47	90.72	15.05	0.35	2.75	31.90
Holding Company Structure(183)	10.19	9.69	0.87	9.11	7.49	0.74	7.57	0.78	161.76	0.96	13.68	118.41	11.72	127.02	15.54	0.42	2.40	29.78
Assets Over $1 Billion(49)	8.10	7.18	0.99	12.39	7.64	0.78	9.61	0.62	219.24	1.19	13.55	154.80	12.76	175.50	15.59	0.39	1.73	25.61
Assets $500 Million-$1 Billion(37)	9.57	9.05	0.91	9.82	8.07	0.78	8.48	0.67	120.62	0.87	12.70	117.35	11.25	124.43	15.19	0.48	2.69	32.72
Assets $250-$500 Million(44)	10.26	9.95	0.90	8.86	7.75	0.78	7.22	0.73	196.74	0.86	13.08	107.78	11.04	112.78	14.90	0.38	2.26	27.52
Assets less than $250 Million(56)	12.36	12.14	0.69	5.82	6.69	0.63	5.34	1.04	107.87	0.86	14.83	93.56	11.46	95.46	16.13	0.40	2.84	33.32
Goodwill Companies(110)	9.70	8.88	0.87	9.25	7.49	0.73	7.55	0.67	185.81	0.98	13.65	122.91	11.70	137.08	15.92	0.42	2.37	30.71
Non-Goodwill Companies(76)	10.85	10.85	0.86	8.91	7.45	0.75	7.58	0.94	122.74	0.91	13.55	111.08	11.63	111.08	14.77	0.39	2.38	27.35
Acquirors of FSLIC Cases(7)	8.34	7.97	0.86	10.66	5.31	0.88	10.65	1.04	57.70	0.71	11.35	147.97	12.39	158.53	14.10	0.43	1.87	17.86

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 16, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(33)	10.44	9.70	1.00	10.73	6.60	0.95	9.83	0.33	274.94	1.15	15.36	163.09	16.15	165.59	16.36	0.49	2.30	32.80
NYSE Traded Companies(2)	9.06	7.63	0.14	1.48	1.02	0.47	4.89	0.50	70.67	0.74	15.92	248.83	22.58	298.28	26.66	0.74	2.16	37.50
AMEX Traded Companies(4)	9.20	8.87	0.89	10.25	7.69	0.89	10.33	0.47	197.91	1.20	13.64	131.03	11.69	134.64	13.38	0.41	2.08	28.09
NASDAQ Listed OTC Companies(27)	10.74	10.00	1.09	11.55	6.87	1.00	10.14	0.31	297.33	1.17	15.61	161.36	16.35	159.43	16.42	0.49	2.34	33.41
California Companies(1)	10.07	10.07	1.26	13.28	10.69	1.26	13.23	1.59	129.04	2.32	9.36	120.21	12.11	120.26	9.39	0.00	0.00	0.00
Mid-Atlantic Companies(9)	8.49	7.11	1.03	13.15	5.65	0.94	10.93	0.42	266.69	0.94	15.42	232.28	19.69	236.76	18.19	0.55	1.96	30.95
New England Companies(19)	11.25	10.65	0.97	9.67	6.64	0.95	9.40	0.25	312.64	1.21	16.12	140.07	15.27	150.57	16.43	0.52	2.35	35.42
North-West Companies(3)	11.46	11.43	1.13	10.19	7.84	1.00	9.01	0.04	0.00	1.28	13.09	124.36	13.86	124.62	14.56	0.39	2.64	34.65
South-East Companies(1)	11.31	11.31	0.70	6.22	6.80	0.70	6.22	0.14	147.57	0.24	14.71	90.98	10.29	90.98	14.71	0.40	5.67	0.00
Thrift Strategy(29)	10.85	10.07	0.97	9.67	6.46	0.96	9.54	0.33	279.82	1.11	15.63	153.69	16.17	154.69	16.48	0.49	2.34	33.59
Mortgage Banker Strategy(1)	5.78	5.77	1.44	22.00	6.72	1.45	22.14	0.42	101.87	1.24	14.89	335.72	19.41	336.22	14.79	0.54	2.35	35.06
Diversified Strategy(2)	6.94	6.45	1.25	19.95	8.56	0.57	7.68	0.34	322.42	1.63	12.00	208.34	14.28	221.93	14.69	0.54	1.66	21.75
Companies Issuing Dividends(32)	10.45	9.69	0.99	10.65	6.47	0.94	9.71	0.28	283.04	1.11	15.57	164.52	16.29	167.21	16.61	0.51	2.38	34.01
Companies Without Dividends(1)	10.07	10.07	1.26	13.28	10.69	1.26	13.23	1.59	129.04	2.32	9.36	120.21	12.11	120.26	9.39	0.00	0.00	0.00
Equity/Assets <6%(4)	5.76	5.68	1.04	18.09	8.03	0.71	11.92	0.44	165.81	1.58	12.72	215.47	12.46	217.88	14.63	0.36	1.79	23.91
Equity/Assets 6-12%(23)	9.09	8.24	0.95	10.50	6.62	0.94	10.38	0.39	296.92	0.98	14.74	165.29	15.16	165.92	15.75	0.52	2.27	31.18
Equity/Assets >12%(6)	18.25	17.50	1.16	6.65	5.59	1.15	6.48	0.13	284.78	1.43	19.17	120.48	22.08	129.67	19.24	0.48	2.73	46.07
Converted Last 3 Mths (no MHC)(1)	42.38	42.38	1.81	4.27	3.57	1.89	4.46	0.01	0.00	1.78	28.04	119.73	50.74	119.73	26.85	0.34	2.69	0.00
Actively Traded Companies(8)	10.36	10.09	1.08	10.77	7.21	0.99	9.99	0.08	533.17	1.11	14.29	141.23	14.20	147.09	15.66	0.61	2.64	37.16
Holding Company Structure(30)	10.68	9.88	1.00	10.55	6.39	0.95	9.62	0.29	286.82	1.16	15.73	165.48	16.64	168.23	16.78	0.48	2.23	32.31
Assets Over $1 Billion(15)	11.91	10.52	1.11	11.35	5.48	1.08	10.19	0.38	289.87	1.19	17.57	201.97	21.34	208.94	18.61	0.52	1.91	32.63
Assets $500 Million-$1 Billion(7)	10.00	9.68	1.02	10.71	7.39	0.91	9.45	0.18	334.48	1.22	13.75	138.12	13.49	145.00	15.72	0.48	2.40	32.61
Assets $250-$500 Million(8)	8.11	7.96	0.83	10.51	7.83	0.80	10.19	0.53	129.96	1.11	13.39	128.59	10.29	131.06	13.91	0.44	2.26	30.11
Assets less than $250 Million(3)	10.01	9.99	0.87	8.44	7.11	0.83	8.16	0.14	147.57	0.85	14.12	120.43	11.85	120.81	14.55	0.51	3.96	43.90
Goodwill Companies(24)	9.13	8.14	0.99	11.46	6.50	0.94	10.41	0.41	282.01	1.14	15.23	177.84	15.91	182.70	16.36	0.51	2.12	32.65
Non-Goodwill Companies(9)	14.17	14.17	1.04	8.65	6.89	1.00	8.16	0.05	147.57	1.15	15.70	120.68	16.85	120.68	16.35	0.43	2.81	33.36

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 16, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(21)	13.55	12.90	0.70	5.59	3.09	0.73	5.97	0.62	184.85	1.04	22.43	171.37	23.01	185.75	22.51	0.46	2.64	44.10
BIF-Insured Thrifts(6)	11.54	11.17	0.82	7.19	3.99	0.76	6.52	0.72	196.15	1.08	22.33	178.17	20.17	185.30	22.22	0.53	2.59	42.82
AMEX Traded Companies(2)	18.48	18.48	0.78	4.32	3.34	0.74	4.17	1.19	67.81	1.15	26.62	123.31	22.71	123.31	29.19	0.20	1.75	51.63
NASDAQ Listed OTC Companies(25)	12.44	11.80	0.73	6.18	3.31	0.73	6.32	0.60	194.91	1.04	21.93	178.60	22.25	192.56	21.78	0.51	2.72	41.86
Mid-Atlantic Companies(18)	12.21	11.66	0.79	6.82	3.65	0.77	6.59	0.77	183.65	1.02	22.51	181.58	21.33	195.13	23.10	0.39	2.36	41.31
Mid-West Companies(5)	13.01	12.18	0.77	5.41	3.20	0.89	6.95	0.28	173.29	0.49	22.14	147.75	19.62	160.91	21.33	0.62	3.36	52.54
New England Companies(2)	12.16	11.67	0.50	4.32	2.84	0.47	3.97	0.30	327.71	1.43	NM	145.74	16.94	157.01	NM	0.82	3.48	44.44
South-East Companies(2)	25.80	25.80	0.24	0.90	0.42	0.18	0.68	0.45	113.37	2.35	NM	218.37	56.34	218.37	NM	0.40	1.38	0.00
Thrift Strategy(26)	13.31	12.75	0.75	6.07	3.34	0.76	6.22	0.66	177.58	1.01	22.40	173.51	22.77	185.55	22.46	0.43	2.47	43.64
Diversified Strategy(1)	8.07	7.10	0.38	4.60	2.75	0.31	3.81	0.30	327.71	1.78	NM	164.72	13.30	187.27	NM	1.44	5.66	0.00
Companies Issuing Dividends(26)	12.90	12.30	0.74	6.04	3.32	0.73	6.05	0.60	195.04	1.03	22.40	175.41	22.41	188.64	22.47	0.50	2.76	48.00
Companies Without Dividends(1)	15.74	15.74	0.64	5.05	3.18	0.90	7.10	1.22	65.93	1.36	NM	128.57	20.23	128.57	22.36	0.00	0.00	0.00
Equity/Assets 6-12%(19)	9.78	8.89	0.72	6.99	3.65	0.72	7.08	0.66	196.34	0.94	20.60	181.28	17.80	201.15	21.42	0.53	2.81	47.55
Equity/Assets >12%(8)	17.94	17.84	0.75	4.50	2.82	0.76	4.65	0.60	171.35	1.24	26.61	160.75	29.05	162.36	25.23	0.40	2.35	36.79
Holding Company Structure(24)	12.43	11.81	0.79	6.43	3.53	0.78	6.50	0.63	191.11	0.91	22.40	173.51	20.95	186.97	22.47	0.45	2.67	48.00
Assets Over $1 Billion(9)	12.40	11.66	0.80	7.62	3.78	0.79	7.52	0.46	166.55	1.12	21.31	194.40	24.09	212.49	22.13	0.52	2.23	38.37
Assets $500 Million-$1 Billion(2)	16.24	16.24	0.62	4.05	2.92	0.63	4.14	0.00	0.00	1.07	NM	126.75	20.59	126.75	NM	0.20	1.30	44.44
Assets $250-$500 Million(9)	10.52	9.67	0.65	5.92	3.34	0.59	5.26	1.06	155.90	1.08	15.94	184.72	19.63	202.14	22.45	0.44	2.70	51.32
Assets less than $250 Million(7)	15.47	15.26	0.73	4.20	2.75	0.80	5.25	0.46	261.54	0.92	25.38	142.64	22.42	145.89	22.95	0.50	3.30	51.36
Goodwill Companies(11)	9.74	8.30	0.68	6.76	3.69	0.69	6.93	0.49	216.71	1.10	19.40	169.04	16.70	200.46	20.89	0.53	2.79	39.25
Non-Goodwill Companies(16)	15.25	15.25	0.76	5.48	3.06	0.77	5.56	0.74	163.83	1.02	24.40	175.75	26.03	175.75	23.76	0.44	2.51	46.15
MHC Institutions(27)	13.05	12.47	0.73	5.99	3.32	0.74	6.10	0.64	186.97	1.05	22.40	173.07	22.30	185.64	22.46	0.48	2.62	43.64

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 16, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.98	6.14	1.03	15.23	7.71	1.02	15.00	0.15	250.09	0.67	12.97	195.08	13.61	221.78	13.17	0.80	2.37	30.77
BBX	BankAtlantic Bancorp of FL	7.81	5.89	1.00	12.88	8.68	0.83	10.69	NA	NA	NA	11.52	128.03	10.00	169.85	13.89	0.12	1.18	13.64
CFB	Commercial Federal Corp. of NE	5.76	4.33	0.81	13.64	8.71	0.70	11.86	0.84	94.27	1.25	11.48	158.08	9.10	210.36	13.20	0.36	1.36	15.65
DSL	Downey Financial Corp. of CA	7.07	7.05	1.08	16.17	9.62	0.87	12.97	0.75	42.96	0.36	10.40	156.64	11.08	157.20	12.96	0.36	0.82	8.57
FED	FirstFed Financial Corp. of CA	7.94	7.71	1.09	15.39	10.33	1.08	15.23	0.28	614.25	1.93	9.69	138.02	10.97	142.23	9.79	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc of MI	5.06	5.06	1.57	31.42	16.12	-0.16	-3.19	1.86	36.36	1.38	6.20	187.24	9.48	187.24	NM	0.24	1.09	6.76
GSB	Golden State Bancorp of CA(8)	5.33	4.15	0.74	16.20	8.93	0.60	13.18	NA	NA	1.20	11.19	168.89	9.00	216.91	13.76	0.40	1.17	13.07
GDW	Golden West Fin. Corp. of CA	7.47	7.47	1.52	20.74	8.55	1.49	20.27	0.64	68.85	0.53	11.69	225.77	16.86	225.77	11.96	0.29	0.43	5.00
GPT	GreenPoint Fin. Corp. of NY*	9.22	7.25	-1.06	-10.94	-4.24	0.94	9.66	NA	NA	0.79	NM	271.73	25.04	345.26	26.66	1.00	1.97	NM
NDE	IndyMac Bancorp of CA	12.00	11.53	1.93	15.88	10.17	-0.68	-5.60	1.32	54.05	1.87	9.83	155.38	18.65	161.71	NM	0.00	0.00	0.00
SOV	Sovereign Bancorp, Inc. of PA	6.64	2.96	0.85	12.86	7.88	0.76	11.58	0.73	103.08	1.32	12.69	158.81	10.55	NM	14.10	0.10	0.66	8.33
SIB	Staten Island Bancorp of NY*	8.90	8.01	1.35	13.90	6.28	0.01	0.11	0.50	70.67	0.69	15.92	225.94	20.12	251.29	NM	0.48	2.36	37.50
WES	Westcorp of Irvine CA	5.33	5.32	0.58	10.45	7.33	0.56	10.17	0.27	698.42	2.44	13.65	135.09	7.19	135.18	14.02	0.48	2.31	31.58
AMEX Traded Companies																			
ANA	Acadiana Bancshares, Inc of LA	8.86	8.86	0.74	8.68	8.08	0.66	7.76	NA	NA	1.10	12.37	103.03	9.13	103.03	13.84	0.60	2.45	30.30
ANE	Alliance Bncp of New Eng of CT*	5.71	5.69	0.79	13.83	8.05	0.89	15.71	NA	NA	1.51	12.42	163.50	9.33	163.87	10.93	0.30	2.05	25.42
BYS	Bay State Bancorp, Inc. of MA	10.41	10.41	1.22	11.71	6.67	1.18	11.34	0.02	NA	0.98	14.99	168.16	17.51	168.16	15.47	0.88	1.52	22.74
BHL	Berkshire Hills Bancorp of MA*	12.95	11.96	0.79	5.75	5.28	0.93	6.75	0.53	196.95	1.37	18.95	114.70	14.85	124.14	16.15	0.48	1.90	36.09
BFD	BostonFed Bancorp, Inc. of MA	6.42	5.25	0.66	10.39	7.42	0.12	1.87	NA	NA	1.17	13.48	134.41	8.63	164.38	NM	0.64	2.19	29.49
CNY	Carver Bancorp, Inc. of NY	8.04	7.96	0.96	12.71	16.41	1.17	15.47	0.34	275.47	1.46	6.09	73.03	5.87	73.75	5.00	0.05	0.45	2.72
EFC	EFC Bancorp, Inc of Elgin IL	9.86	9.86	0.88	8.56	7.29	0.86	8.36	0.48	77.06	0.47	13.71	112.79	11.13	112.79	14.04	0.53	3.02	41.41
FCB	Falmouth Bancorp, Inc. of MA*	10.50	10.50	1.13	9.81	7.81	0.98	8.50	NA	NA	0.98	12.81	132.03	13.86	132.03	14.78	0.52	2.17	27.81
FAB	FirstFed America Bancorp of MA	6.90	4.58	0.70	10.24	6.84	0.38	5.51	0.12	650.47	1.67	14.61	121.84	8.41	183.35	27.16	0.60	2.40	35.09
GAF	GA Financial Corp., Inc. of PA	11.48	11.45	0.60	5.33	5.10	0.55	4.95	0.21	207.17	0.78	19.59	103.06	11.83	103.34	21.10	0.72	3.75	73.47
GOV	Gouverneur Bcp MHC of NY(42.4)	20.71	20.71	0.94	4.60	3.76	0.85	4.19	1.19	67.81	1.23	26.62	119.87	24.83	119.87	29.19	0.20	2.21	58.82
KNK	Kankakee Bancorp, Inc. of IL	7.56	6.76	0.74	9.18	8.70	0.60	7.38	0.76	77.09	0.79	11.50	104.82	7.93	117.23	14.30	0.60	1.65	18.99
KYF	Kentucky First Bancorp of KY	16.51	16.51	1.21	7.44	7.08	1.21	7.44	NA	NA	0.61	14.12	101.27	16.72	101.27	14.12	0.64	4.44	62.75
NBN	Northeast Bancorp of Auburn ME*	7.65	7.35	0.84	11.60	9.62	0.75	10.35	0.40	198.86	0.93	10.40	113.87	8.71	118.54	11.65	0.32	2.21	23.02
PFB	PFF Bancorp, Inc. of Pomona CA	9.95	9.90	1.21	12.86	7.94	1.21	12.82	0.11	949.87	1.25	12.59	152.65	15.19	153.33	12.64	0.32	0.93	11.68
SZB	SouthFirst Bancshares of AL	9.80	9.42	-0.30	-3.14	-4.44	-0.32	-3.31	NA	NA	1.33	NM	72.62	7.11	75.51	NM	0.60	4.94	NM
SRN	Southern Banc Company of AL	16.24	16.20	0.61	3.53	5.08	0.59	3.42	0.04	276.09	0.35	19.67	69.24	11.24	69.40	20.34	0.35	2.92	57.38
TSH	Teche Hlding Cp of Franklin LA	10.77	10.77	1.23	11.45	10.28	1.21	11.27	0.33	208.92	0.98	9.72	106.79	11.50	106.79	9.88	0.50	2.02	19.69
WSB	Washington SB, FSB of Bowie MD	9.64	9.64	1.71	17.74	14.08	1.12	11.58	NA	NA	0.89	7.10	126.02	12.15	126.02	10.88	0.12	1.43	10.17
WFD	Westfield Finl MHC of MA(47.0)*	16.24	16.24	0.62	4.05	2.92	0.63	4.14	NA	NA	1.07	NM	126.75	20.59	126.75	NM	0.20	1.30	44.44
WFI	Winton Financial Corp. of OH	7.98	7.94	1.03	13.17	11.10	0.69	8.78	0.79	47.10	0.43	9.01	113.51	9.05	114.03	13.51	0.37	3.70	33.33
WRO	Woronoco Bancorp, Inc of MA	10.29	10.02	0.76	7.18	7.27	0.61	5.82	0.17	256.81	0.65	13.76	95.64	9.84	98.23	16.98	0.48	2.55	35.04
NASDAQ Listed OTC Companies																			
AMFC	AMB Fin. Corp. of Munster IN	8.22	8.22	0.68	8.36	9.50	0.67	8.22	1.18	39.03	0.60	10.53	84.99	6.98	84.99	10.71	0.24	2.00	21.05
ASBP	ASB Financial Corp. of OH	10.42	10.42	1.06	10.16	9.35	0.88	8.43	0.78	78.21	0.82	10.70	104.80	10.92	104.80	12.89	0.52	4.86	52.00
ABBK	Abington Bancorp of MA*	5.65	5.38	0.56	11.29	7.38	0.42	8.43	0.42	161.48	1.56	13.56	136.14	7.69	142.91	18.16	0.40	2.08	28.17
AABC	Access Anytime Bancorp of NM	7.41	6.47	0.81	10.73	11.41	0.68	9.07	1.06	41.30	0.55	8.76	88.54	6.56	101.43	10.37	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	8.53	8.53	0.88	9.72	9.51	0.68	7.51	1.42	33.50	0.59	10.51	98.14	8.37	98.14	13.60	0.48	2.59	27.27
ALLB	Alliance Bank MHC of PA (20.0)	9.58	9.58	0.54	5.77	2.41	0.55	5.87	3.05	24.92	1.44	NM	233.30	22.36	233.30	NM	0.36	1.49	62.07
ASBI	Ameriana Bancorp of IN	8.09	7.80	0.10	1.19	1.25	0.37	4.63	2.42	24.70	0.89	NM	96.96	7.84	100.55	20.56	0.64	5.02	NM
AMFH	American Fin. Holdings of CT*	15.33	11.86	1.31	7.02	4.38	1.31	7.02	0.16	372.61	1.03	22.81	154.03	23.61	198.96	22.81	0.72	2.36	53.73
ABCW	Anchor BanCorp Wisconsin of WI	8.30	7.64	1.17	15.42	7.42	0.98	12.97	NA	NA	1.14	13.47	183.43	15.23	199.34	16.02	0.36	1.70	22.93
BCSB	BCSB Bankcorp MHC of MD (36.0)	9.92	9.92	0.29	2.73	1.58	0.26	2.46	0.22	176.43	0.60	NM	167.77	16.64	167.77	NM	0.50	3.95	NM
BKMU	Bank Mutual Cp MHC of WI(49.8)	10.93	8.90	0.82	7.78	5.16	0.73	6.90	0.14	298.91	0.69	19.37	145.17	15.86	178.25	21.82	0.36	1.74	33.64
BKUNA	BankUnited Fin. Corp. of FL	5.58	5.10	0.52	9.38	6.33	0.45	8.21	0.48	67.34	0.52	15.79	136.60	7.63	149.66	18.05	0.00	0.00	0.00
BFSB	Bedford Bancshares, Inc. of VA	9.75	9.75	1.29	12.43	10.15	1.28	12.34	0.37	124.97	0.52	9.85	119.80	11.68	119.80	9.92	0.48	3.36	33.10

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 16, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
BFFC	Big Foot Financial Corp. of IL(8)	12.96	12.96	0.49	3.86	3.54	0.64	4.97	0.09	151.52	0.17	28.29	109.49	14.19	109.49	21.97	0.24	1.16	32.88
BRBI	Blue River Bancshares of IN	8.72	6.59	-3.35	-35.54	NM	-1.32	-13.97	NA	NA	2.66	NM	69.88	6.09	92.40	NM	0.00	0.00	NM
BYFC	Broadway Financial Corp. of CA	8.14	8.14	0.54	6.85	6.90	0.54	6.85	0.53	165.89	1.16	14.49	96.09	7.82	96.09	14.49	0.20	1.29	18.69
BRKL	Brookline Bancorp of MA*	42.38	42.38	1.81	4.27	3.57	1.89	4.46	0.01	NA	1.78	28.04	119.73	50.74	119.73	26.85	0.34	2.69	NM
CBES	CBES Bancorp, Inc. of MO	11.92	11.92	-0.42	-4.04	-4.95	-0.59	-5.64	4.93	28.19	2.32	NM	83.13	9.91	83.13	NM	0.32	2.33	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.96	10.96	0.54	4.96	4.74	0.62	5.64	NA	NA	0.88	21.08	108.84	11.93	108.84	18.55	0.40	2.88	60.61
CKFB	CKF Bancorp of Danville KY	9.53	8.75	0.87	9.53	9.12	0.87	9.53	1.53	23.84	0.42	10.96	100.57	9.58	109.54	10.96	0.80	4.12	45.20
CAFI	Camco Fin Corp of Cambridge OH	9.09	8.82	0.92	10.68	8.91	0.76	8.84	1.35	31.77	0.60	11.23	111.02	10.10	114.45	13.56	0.52	3.80	42.62
CFFN	Capitol Fd Fn MHC of KS (30.0)	11.09	11.09	0.96	8.38	4.37	0.96	8.38	0.12	47.67	0.09	22.89	194.83	21.62	194.83	22.89	0.80	3.12	71.43
CEBK	Central Bncrp of Somerville MA*	8.32	7.84	0.64	7.39	5.61	0.67	7.64	NA	NA	0.91	17.82	130.78	10.88	138.68	17.23	0.40	1.28	22.86
CHFN	Charter Fincl MHC of GA (20.0)	25.80	25.80	0.24	0.90	0.42	0.18	0.68	0.45	113.37	2.35	NM	218.37	56.34	218.37	NM	0.40	1.38	NM
CFSL	Chesterfield Financial of IL	20.98	20.98	0.88	4.16	4.31	0.88	4.16	0.06	709.91	0.92	23.21	96.43	20.23	96.43	23.21	0.00	0.00	0.00
CSBC	Citizen So.Bkg MHC of NC(41.6)(8)	9.94	8.01	0.76	6.71	3.27	0.80	7.11	0.65	108.68	0.95	NM	197.69	19.64	245.22	28.87	0.32	1.56	47.76
CTZN	Citizens First Bancorp of MI	16.00	16.00	1.17	6.98	5.60	1.29	7.70	0.29	401.31	1.48	17.85	124.81	19.97	124.81	16.19	0.32	1.53	27.35
CFSB	Citizens First Fin Corp. of IL	9.10	9.10	0.68	7.52	8.12	0.56	6.16	2.91	22.76	0.81	12.32	90.22	8.21	90.22	15.03	0.28	1.47	18.06
CBSA	Coastal Bancorp of Houston TX	4.76	3.93	0.60	13.02	10.69	0.60	12.94	0.73	83.40	0.79	9.35	128.83	6.13	155.91	9.42	0.48	1.66	15.48
CFCP	Coastal Fin. Corp. of SC	7.20	7.20	1.26	17.34	6.61	1.21	16.61	1.56	56.53	1.43	15.14	244.56	17.60	244.56	15.80	0.22	1.53	23.16
CMSB	Commonwealth Bancorp Inc of PA	8.18	6.90	0.99	11.69	5.64	0.99	11.69	0.63	135.54	1.23	17.72	216.98	17.75	257.38	17.72	0.68	2.12	37.57
CFFC	Community Fin. Corp. of VA	9.86	9.85	1.00	9.96	9.55	0.89	8.85	0.91	NA	NA	10.47	101.49	10.01	101.66	11.78	0.36	2.94	30.77
CIBI	Community Inv. Bncp. Inc of OH	10.29	10.29	1.04	10.02	8.83	1.06	10.20	NA	NA	0.58	11.33	110.56	11.38	110.56	11.13	0.32	2.59	29.36
SBMC	Connecticut Bancshares of CT*	10.14	8.90	0.74	7.07	4.36	0.89	8.44	0.36	172.54	1.01	22.92	153.00	15.52	174.32	19.19	0.56	1.64	37.58
COOP	Cooperative Bancshares of NC	7.46	7.32	0.89	11.95	10.18	0.77	10.35	0.32	171.20	0.67	9.82	110.63	8.25	112.68	11.34	0.20	1.43	14.08
CRZY	Crazy Woman Creek Bncorp of WY	18.18	17.85	0.24	1.24	1.65	0.24	1.24	0.28	153.88	0.68	NM	75.31	13.69	76.71	NM	0.48	3.76	NM
DCOM	Dime Community Bancshars of NY*	8.89	6.83	1.40	16.09	5.68	1.34	15.45	0.08	687.08	0.72	17.61	272.83	24.26	NM	18.34	0.48	1.82	32.00
DFBS	Dutchfork Bancshares Inc of SC	13.72	13.72	0.93	6.83	8.31	0.64	4.69	NA	NA	0.89	12.03	83.92	11.51	83.92	17.54	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	6.13	5.51	0.61	9.72	7.72	0.58	9.34	0.30	131.83	1.01	12.96	123.15	7.54	136.92	13.48	0.40	3.00	38.83
ESBK	Elmira Svgs Bank, FSB of NY*	7.22	6.96	0.83	11.78	9.81	0.65	9.27	1.19	61.06	0.95	10.19	116.60	8.42	120.90	12.95	0.65	2.61	26.64
EFBC	Empire Federal Bancorp of MT	13.92	13.92	0.32	1.77	2.45	-0.12	-0.68	1.70	NA	NA	NM	74.29	10.34	74.29	NM	0.46	3.31	NM
EQSB	Equitable Bank of Wheaton MD	6.25	6.25	0.73	12.37	10.17	0.67	11.24	NA	NA	0.24	9.83	114.08	7.13	114.08	10.82	0.00	0.00	0.00
EVRT	Evertrust Fin. Grp, Inc. of WA*	13.56	13.56	0.90	5.96	6.20	0.85	5.60	0.02	NA	1.54	16.12	102.63	13.92	102.63	17.16	0.46	2.46	39.66
FFDF	FFD Financial Corp of Dover OH	12.64	12.64	0.92	7.36	7.81	0.77	6.16	0.20	263.92	0.63	12.81	94.36	11.93	94.36	15.30	0.38	3.03	38.78
FFLC	FFLC Bancorp of Leesburg FL	7.57	7.57	0.95	12.13	7.59	0.95	12.13	0.22	240.46	0.64	13.17	152.15	11.52	152.15	13.17	0.56	1.95	25.69
FFWC	FFW Corporation of Wabash IN	9.25	8.79	0.88	9.31	9.68	0.74	7.82	0.90	110.79	1.64	10.33	96.75	8.95	101.84	12.30	0.56	3.61	37.33
FMCO	FMS Fin Corp. of Burlington NJ	5.13	5.13	0.76	14.29	10.27	0.72	13.54	NA	NA	1.18	9.74	134.29	6.90	134.29	10.28	0.12	1.07	10.43
FFHH	FSF Financial Corp. of MN	8.66	7.64	1.10	12.83	12.03	0.59	6.85	0.75	44.57	0.45	8.32	102.70	8.89	116.34	15.58	1.00	5.05	42.02
FDTR	Federal Trust Corp of FL	6.30	6.30	0.56	9.21	6.95	0.35	5.71	1.54	36.74	0.66	14.38	118.47	7.46	118.47	23.17	0.00	0.00	0.00
FBCI	Fidelity Bancorp of Chicago IL	7.71	7.71	1.18	16.12	11.68	1.00	13.61	0.20	119.43	0.39	8.56	126.80	9.78	126.80	10.14	0.36	1.64	14.01
FSBI	Fidelity Bancorp, Inc. of PA	6.63	6.18	0.73	11.66	10.08	0.68	10.83	0.45	115.07	0.97	9.92	104.61	6.94	112.31	10.68	0.48	2.64	26.23
FFFL	Fidelity Bankshares, Inc of FL	7.65	7.56	0.69	9.04	4.90	0.69	8.95	NA	NA	0.42	20.39	184.05	14.09	186.34	20.59	0.40	1.90	38.83
FFED	Fidelity Fed. Bancorp of IN(8)	7.57	7.06	0.18	2.60	2.50	-0.66	-9.38	1.62	54.30	1.41	NM	97.09	7.35	104.17	NM	0.00	0.00	0.00
FLBC	Finger Lakes Bancorp Inc of NY(8)	9.58	9.58	0.69	6.72	3.97	0.58	5.69	0.10	427.68	0.85	25.17	167.78	16.07	167.78	29.74	0.24	1.22	30.77
FBTC	First BancTrust Corp of IL	12.96	12.96	0.91	6.44	8.01	0.52	3.70	1.77	53.25	1.91	12.48	80.17	10.39	80.17	21.71	0.20	1.26	15.75
FBEI	First Bancorp of Indiana of IN	17.49	16.25	0.70	3.98	4.95	0.51	2.89	NA	NA	0.70	20.21	82.13	14.36	88.38	27.83	0.34	2.31	46.58
FBSI	First Bancshares, Inc. of MO	9.54	9.29	0.72	6.69	8.51	0.72	6.69	0.90	32.96	0.40	11.75	80.91	7.72	83.12	11.75	0.16	1.35	15.84
FBBC	First Bell Bancorp, Inc. of PA	8.38	8.38	0.90	11.43	10.19	0.85	10.80	0.16	67.37	0.23	9.82	104.58	8.76	104.58	10.39	0.48	3.00	29.45
FCAP	First Capital, Inc. of IN	11.68	11.64	1.16	9.66	7.35	1.14	9.51	NA	NA	0.55	13.60	128.50	15.01	128.98	13.82	0.52	3.06	41.60
FDEF	First Defiance Fin. Corp of OH	13.88	13.47	1.83	17.43	15.39	0.42	3.98	0.38	207.50	1.35	6.50	103.23	14.33	106.31	28.49	0.52	2.81	18.25
FESX	First Essex Bancorp, Inc of MA*	7.97	7.04	1.13	14.68	7.16	1.07	13.95	0.20	410.75	1.24	13.96	190.16	15.15	215.36	14.69	0.88	2.62	36.51
FFBH	First Fed. Bancshares of AR	10.07	10.07	0.99	9.52	9.50	0.91	8.73	0.58	36.56	0.30	10.52	103.57	10.43	103.57	11.48	0.48	1.90	20.00
FTFC	First Fed. Capital Corp. of WI	6.93	5.37	1.21	17.83	8.12	0.59	8.64	0.30	122.45	0.54	12.32	199.50	13.83	257.53	25.42	0.52	2.62	32.30
FFKY	First Fed. Fin. Corp. of KY	9.07	7.74	1.18	12.94	8.30	1.18	12.94	0.31	175.29	0.68	12.04	149.55	13.57	175.42	12.04	0.72	3.11	37.50
FFBI	First Federal Bancshares of IL	17.73	17.73	0.71	3.86	4.74	0.67	3.64	0.33	75.56	0.56	21.11	85.44	15.15	85.44	22.40	0.32	1.74	36.78
FFSX	First Federal Bankshares of IA	10.95	8.06	0.53	4.88	5.95	0.42	3.82	1.01	69.44	1.08	16.81	82.30	9.02	111.87	21.46	0.32	2.29	38.55
FFBZ	First Federal Bncrp, Inc of OH	9.43	9.43	1.00	11.25	10.00	0.89	9.97	0.20	357.17	0.83	10.00	107.20	10.11	107.20	11.29	0.20	2.86	28.57
FFCH	First Fin. Holdings Inc. of SC	7.34	6.88	1.19	17.07	7.03	1.05	15.15	0.92	77.43	0.85	14.23	234.11	17.19	249.74	16.03	0.68	2.33	33.17
FFHS	First Franklin Corp. of OH	7.96	7.96	0.14	1.76	1.92	0.22	2.78	0.50	82.86	0.59	NM	91.71	7.30	91.71	NM	0.30	2.40	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 16, 2002

Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
FGHC First Georgia Hold., Inc of GA	8.03	7.84	0.63	7.87	5.35	0.63	7.87	2.08	45.59	1.17	18.70	144.96	11.64	148.41	18.70	0.10	2.67	50.00
FFSL First Independence Corp. of KS	9.82	9.82	1.35	14.24	13.87	0.90	9.54	1.76	30.90	0.67	7.21	99.17	9.73	99.17	10.76	0.50	3.23	23.26
FKAN First Kansas Fin. Corp. of KS	10.71	10.69	0.42	3.83	5.38	0.41	3.77	0.10	178.91	0.44	18.57	72.38	7.75	72.50	18.84	0.20	1.54	28.57
FKFS First Keystone Fin., Inc of PA	6.01	6.01	0.52	8.52	8.62	0.51	8.32	0.81	53.02	0.78	11.60	98.67	5.93	98.67	11.88	0.36	2.42	28.13
CASH First Midwest Fin., Inc. of IA	7.46	6.86	0.33	4.16	5.50	0.32	3.98	NA	NA	NA	18.19	76.56	5.71	83.28	18.99	0.52	3.97	72.22
FMSB First Mutual Bncshrs Inc of WA*	7.79	7.79	1.08	14.03	9.07	0.93	12.14	0.05	NA	1.20	11.03	144.65	11.27	144.65	12.75	0.28	1.80	19.86
FNFG First Niagara MHC of NY (38.9)(8)*	9.48	6.67	0.93	9.95	3.46	0.95	10.15	0.42	163.53	1.02	28.88	276.23	26.18	NM	28.32	0.44	1.51	43.56
FNFI First Niles Fin., Inc. of OH	18.71	18.71	0.98	5.19	4.13	0.86	4.52	1.08	70.42	1.81	24.19	124.28	23.25	124.28	27.78	0.52	3.47	NM
FPFC First Place Fin. Corp. of OH	11.23	9.97	1.03	8.80	6.56	0.73	6.23	0.79	75.25	1.04	15.25	139.06	15.61	156.54	21.53	0.50	2.73	41.67
FSFF First SecurityFed Fin of IL	16.53	16.50	1.75	10.46	8.90	1.74	10.40	NA	NA	0.96	11.24	116.86	19.31	117.05	11.30	0.52	2.44	27.37
FSLA First Sentinel Bancorp of NJ	10.39	10.16	1.19	11.08	6.01	1.12	10.42	0.33	169.80	1.00	16.64	180.15	18.71	184.19	17.70	0.38	2.72	45.24
FBNW FirstBank NW Corp. of ID	9.32	9.32	0.82	8.71	9.07	0.40	4.28	0.35	249.35	1.11	11.02	93.59	8.72	93.59	22.44	0.48	2.55	28.07
FFBK FloridaFirst Bancorp of FL	11.57	9.99	0.80	5.78	5.50	0.76	5.49	0.23	254.02	0.99	18.18	105.32	12.19	121.95	19.15	0.24	1.33	24.24
FFIC Flushing Fin. Corp. of NY*	8.56	8.30	0.96	10.76	5.56	0.96	10.76	0.07	585.93	0.58	18.00	193.24	16.53	199.18	18.00	0.36	1.85	33.33
FKKY Frankfort First Bancorp of KY	12.82	12.82	0.91	7.35	5.87	0.91	7.35	NA	NA	0.08	17.05	125.79	16.12	125.79	17.05	1.12	6.14	NM
GUPB GFSB Bancorp, Inc of Gallup NM	7.85	7.85	0.90	11.62	10.26	0.88	11.39	0.65	67.77	0.67	9.74	108.87	8.54	108.87	9.93	0.40	2.65	25.81
GSLA GS Financial Corp. of LA	18.32	18.32	0.73	3.99	4.90	0.72	3.90	0.18	128.57	0.53	20.40	81.22	14.88	81.22	20.87	0.36	2.01	40.91
GCFC Grand Central Fin. Corp. of OH	15.29	15.29	0.54	3.72	3.80	0.48	3.26	NA	NA	0.56	26.33	100.00	15.29	100.00	NM	0.36	3.42	NM
GTPS Great American Bancorp of IL	11.45	11.15	0.97	8.61	7.95	0.85	7.58	0.12	606.32	0.86	12.57	108.01	12.37	110.89	14.28	0.44	1.82	22.92
PEDE Great Pee Dee Bancorp of SC	20.46	19.16	0.98	4.61	5.32	0.98	4.61	1.24	61.11	0.89	18.79	85.99	17.60	91.85	18.79	0.50	4.03	NM
GAFC Greater Atlant. Fin Corp of VA	4.11	3.85	0.14	2.70	3.01	-1.05	-20.60	0.08	351.32	0.53	NM	92.94	3.82	99.22	NM	0.00	0.00	0.00
GCBC Green Co Bcrp MHC of NY (43.0)	11.99	11.99	0.83	6.50	4.61	0.82	6.42	0.16	294.49	0.83	21.71	136.50	16.37	136.50	21.98	0.64	3.60	NM
GFED Guaranty Fed Bancshares of MO	11.58	11.56	0.91	7.59	7.42	0.63	5.25	0.72	91.89	0.82	13.48	107.52	12.45	107.68	19.47	0.50	3.57	48.08
HCBB HCB Bancshares, Inc. of AR	10.79	10.74	0.47	4.32	5.31	0.47	4.32	0.81	64.59	1.16	18.82	83.77	9.04	84.17	18.82	0.32	2.24	42.11
HFFC HF Financial Corp. of SD	7.20	6.42	0.58	8.17	11.19	0.49	6.97	1.62	38.14	0.79	8.94	77.12	5.55	86.43	10.48	0.46	3.99	35.66
HMNF HMN Financial, Inc. of MN	10.63	10.00	0.81	8.03	7.37	0.63	6.27	0.66	89.58	0.87	13.56	107.12	11.39	113.94	17.38	0.72	4.02	54.55
HARB Harbor Florida Bancshrs of FL	11.84	11.67	1.57	12.71	5.05	1.50	12.18	0.17	406.99	0.93	19.79	242.84	28.76	246.37	20.65	0.45	1.89	37.50
HARL Harleysville Svgs Fin Cp of PA	6.11	6.11	0.75	12.22	9.40	0.74	12.16	0.02	NA	0.68	10.64	123.88	7.57	123.88	10.70	0.56	2.70	28.72
HFFB Harrodsburg 1st Fin Bcrp of KY	15.57	15.33	0.41	2.51	3.61	0.41	2.51	0.61	69.37	0.56	27.74	70.22	10.93	71.34	27.74	0.60	5.15	NM
HTHR Hawthorne Fin. Corp. of CA	6.48	6.48	1.16	17.98	13.43	1.17	18.17	0.46	341.24	1.77	7.45	133.32	8.63	133.32	7.37	0.00	0.00	0.00
HMLK Hemlock Fed. Fin. Corp. of IL	6.89	6.41	0.70	10.00	7.60	0.54	7.72	NA	NA	0.66	13.15	130.16	8.97	139.99	17.05	0.60	2.17	28.57
HFWA Heritage Financial Corp of WA	12.96	11.83	1.53	11.73	7.98	1.41	10.80	0.95	114.65	1.34	12.52	149.86	19.42	164.20	13.60	0.48	3.04	38.10
HCBC High Country Bancorp of CO	9.27	9.27	0.99	10.30	9.47	0.64	6.66	1.79	48.34	1.06	10.56	109.63	10.16	109.63	16.34	0.50	2.62	27.62
HIFS Hingham Inst. for Sav. of MA*	8.90	8.90	1.43	16.32	9.13	1.43	16.32	NA	NA	0.86	10.96	167.62	14.91	167.62	10.96	0.64	2.19	23.97
HCFC Home City Fin. Corp. of OH	7.91	7.67	0.37	4.49	6.29	0.12	1.41	NA	NA	0.37	15.91	72.22	5.72	74.55	NM	0.44	4.13	65.67
HWEN Home Financial Bancorp of IN	9.57	9.57	0.74	8.17	9.02	0.78	8.61	1.60	32.27	0.65	11.08	87.05	8.33	87.05	10.51	0.12	2.93	32.43
HLFC Home Loan Financial Corp of OH	15.23	15.23	1.17	7.51	7.00	1.14	7.35	1.08	34.85	0.45	14.28	105.16	16.02	105.16	14.60	0.54	4.20	60.00
HSTD Homestead Bancorp, Inc. of LA	9.44	9.44	0.44	4.44	6.02	0.41	4.14	0.29	87.34	0.46	16.61	71.90	6.79	71.90	17.82	0.24	2.45	40.68
HFBC HopFed Bancorp of KY	14.88	14.88	1.02	6.45	6.34	1.34	8.50	0.17	211.49	0.51	15.78	100.65	14.97	100.65	11.99	0.44	3.53	55.70
HRZB Horizon Financial Corp. of WA*	13.03	12.95	1.40	10.59	8.25	1.23	9.30	0.06	NA	1.09	12.12	125.79	16.39	126.58	13.79	0.44	3.67	44.44
HCBK Hudson Cty Bcp MHC of NJ(38.8)*	9.91	9.91	1.44	12.78	4.55	1.44	12.78	NA	NA	0.37	22.00	285.06	28.25	285.06	22.00	0.36	1.93	42.35
HRBT Hudson River Bancorp Inc of NY	9.47	6.72	0.99	9.33	5.36	0.99	9.33	0.79	188.70	1.99	18.65	166.31	15.75	234.38	18.65	0.48	1.84	34.29
ITLA ITLA Capital Corp of CA*	10.07	10.07	1.26	13.28	10.69	1.26	13.23	1.59	129.04	2.32	9.36	120.21	12.11	120.26	9.39	0.00	0.00	0.00
ICBC Independence Comm Bnk Cp of NY	11.40	9.01	1.43	12.62	6.09	1.41	12.42	0.53	191.26	1.35	16.43	198.99	22.68	251.85	16.69	0.52	1.66	27.23
IFSB Independence FSB of DC	8.54	8.54	-0.30	-3.46	-4.77	-0.14	-1.55	NA	NA	NA	NM	74.94	6.40	74.94	NM	0.00	0.00	NM
JXVL Jacksonville Bancorp Inc of TX	9.26	8.43	1.37	14.10	12.30	1.37	14.15	NA	NA	0.48	8.13	110.54	10.24	121.51	8.10	0.50	2.13	17.30
JXSB Jcksnville Bcp MHC of IL(45.6)	8.12	6.81	-0.07	-0.87	-0.85	0.51	6.19	NA	NA	0.70	NM	101.44	8.24	120.99	16.48	0.30	2.84	NM
KFBI Klamath First Bancorp of OR	7.88	5.04	0.38	4.66	5.07	0.30	3.63	0.07	717.61	1.24	19.74	89.41	7.04	139.83	25.33	0.52	3.42	67.53
LSBX LSB Corp of No. Andover MA*	12.25	12.25	0.78	6.33	5.89	0.71	5.76	0.01	NA	1.74	16.99	106.00	12.99	106.00	18.66	0.44	3.32	56.41
LSBI LSB Fin. Corp. of Lafayette IN	8.20	8.20	0.87	10.70	9.89	0.65	8.01	0.83	59.42	0.57	10.11	103.35	8.48	103.35	13.50	0.44	2.38	24.04
LARL Laurel Capital Group Inc of PA	10.21	10.21	1.24	12.15	8.42	1.21	11.87	0.12	551.38	1.00	11.88	142.96	14.60	142.96	12.17	0.76	3.76	44.71
LFED Leeds Fed Bksr MHC of MD(27.3)(8)	11.89	11.89	0.57	4.42	1.64	0.57	4.42	0.61	27.30	0.30	NM	265.59	31.59	265.59	NM	0.60	1.97	NM
LXMO Lexington B&L Fin. Corp. of MO	11.35	10.75	0.61	5.45	6.84	0.61	5.45	0.72	76.22	0.99	14.62	77.59	8.80	81.90	14.62	0.30	1.97	28.85
LIBB Liberty Bancrp MHC of NJ(39.2)(8)	9.12	9.12	0.39	4.24	1.57	0.42	4.55	0.14	178.71	0.45	NM	258.43	23.58	258.43	NM	0.12	0.46	29.27
LFCO Life Financial Corp of CA(8)	3.76	3.76	0.51	14.48	24.30	0.65	18.40	4.00	35.09	2.60	4.11	56.83	2.14	56.83	3.24	0.00	0.00	0.00
LNCB Lincoln Bancorp of IN	16.93	16.46	0.83	4.78	4.71	0.72	4.14	0.29	185.16	0.78	21.22	105.01	17.78	108.04	24.46	0.40	2.27	48.19

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 16, 2002

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
LOGN	Logansport Fin. Corp. of IN	10.64	10.64	1.03	8.41	9.32	1.03	8.36	1.19	73.66	1.12	10.73	98.66	10.50	98.66	10.80	0.52	3.07	32.91
MAFB	MAF Bancorp, Inc. of IL	8.10	6.32	1.17	14.92	7.86	1.02	13.03	0.45	75.10	0.45	12.73	175.11	14.18	224.38	14.57	0.60	1.70	21.66
MFBC	MFB Corp. of Mishawaka IN	7.95	7.95	0.14	1.67	1.95	0.05	0.62	1.09	106.65	1.53	NM	87.58	6.96	87.58	NM	0.42	1.91	NM
MSBF	MSB Financial, Inc of MI	14.85	13.13	1.47	9.29	9.95	1.02	6.43	1.57	36.68	0.74	10.05	90.95	13.50	102.89	14.52	0.44	3.74	37.61
MASB	MassBank Corp. of Reading MA*	11.70	11.58	1.09	9.31	7.21	0.81	6.93	0.04	655.58	0.80	13.88	127.02	14.85	128.26	18.64	0.88	2.79	38.77
MTXC	Matrix Bancorp, Inc. of CO	4.53	4.53	0.49	11.23	11.36	0.72	16.57	2.36	24.75	4.54	8.80	94.29	4.27	94.29	5.97	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.24	8.17	0.77	9.31	6.73	0.81	9.78	NA	NA	1.33	14.85	138.27	11.40	139.44	14.14	0.60	4.04	60.00
MDBK	Medford Bancorp, Inc. of MA(8)*	8.27	8.19	1.00	12.65	5.22	0.96	12.09	0.01	NA	1.08	19.16	227.31	18.80	229.56	20.04	0.60	1.72	32.97
METF	Metropolitan Fin. Corp. of OH	4.10	3.94	-0.18	-5.79	-6.16	-0.63	-20.58	2.42	56.40	2.03	NM	72.82	2.98	75.84	NM	0.00	0.00	NM
MBBC	Monterey Bay Bancorp of CA	9.52	9.31	0.88	9.44	7.79	0.84	9.03	0.88	147.48	1.50	12.84	113.82	10.83	116.40	13.43	0.00	0.00	0.00
MFSF	MutualFirst Fin. Inc. of IN	13.14	13.02	1.05	7.39	7.20	0.95	6.73	0.87	87.74	0.91	13.89	110.12	14.47	111.17	15.25	0.36	1.93	26.87
MYST	Mystic Fin., Inc of Medford MA*	6.71	6.71	0.51	6.28	6.68	0.51	6.28	NA	NA	0.84	14.96	101.78	6.83	101.78	14.96	0.36	2.17	32.43
NASB	NASB Fin, Inc. of Grandview MO	11.11	10.99	1.91	18.87	9.39	1.04	10.29	NA	NA	0.76	10.65	190.41	21.15	192.44	19.52	0.60	2.56	27.27
NHTB	NH Thrift Bancshares of NH	6.27	3.86	0.71	11.87	10.42	0.54	9.12	0.42	216.89	1.37	9.59	108.08	6.78	175.59	12.49	0.64	3.77	36.16
NYCB	New York Community Bcrp of NY*	11.85	5.22	1.93	18.17	4.84	1.88	17.69	0.14	292.63	0.76	20.68	277.76	32.91	NM	21.24	0.80	2.56	52.98
NMIL	Newmil Bancorp, Inc. of CT*	8.21	6.79	1.04	12.47	7.41	0.99	11.87	0.20	420.70	1.59	13.50	160.50	13.17	194.00	14.18	0.50	2.54	34.25
NBSI	North Bancshares of Chicago IL	9.56	9.56	0.38	4.01	3.43	0.35	3.66	NA	NA	0.34	29.15	113.36	10.84	113.36	NM	0.44	3.28	NM
FFFD	North Central Bancshares of IA	9.34	8.11	1.29	13.79	10.40	1.29	13.79	NA	NA	0.92	9.61	128.15	11.96	147.56	9.61	0.72	2.53	24.32
NEIB	Northeast Indiana Bncrp of IN	11.79	11.79	0.74	6.57	7.57	0.70	6.28	NA	NA	1.28	13.21	86.35	10.18	86.35	13.83	0.48	3.24	42.86
NEPF	Northeast PA Fin. Corp of PA	8.20	6.71	0.64	7.30	8.05	0.53	6.08	0.55	101.24	1.02	12.42	91.98	7.54	112.28	14.90	0.48	3.22	40.00
NWSB	Northwest Bcrp MHC of PA(25.4)	7.26	5.72	0.91	12.62	5.78	0.84	11.65	0.49	105.18	0.73	17.31	205.48	14.92	261.12	18.75	0.32	2.37	41.03
OCFC	OceanFirst Fin. Corp of NJ	8.32	8.22	1.11	12.80	6.43	0.98	11.37	0.22	234.52	0.67	15.56	208.08	17.32	210.61	17.52	0.72	3.45	53.73
ONFC	Oneida Fincl MHC of NY (45.7)	11.17	8.59	0.83	6.64	3.15	0.73	5.86	0.14	426.58	1.26	NM	203.36	22.72	264.46	NM	0.52	2.77	NM
OTFC	Oregon Trail Fin. Corp. of OR	12.92	12.89	1.13	8.01	6.99	1.19	8.44	0.10	578.68	0.85	14.30	124.35	16.06	124.56	13.58	0.40	1.86	26.67
PBNC	PFS Bancorp Inc of IN	23.12	23.12	0.56	3.51	2.75	0.73	4.54	1.29	47.10	0.77	NM	88.34	20.42	88.34	28.04	0.20	1.25	45.45
PHSB	PHSB Financial Corp of PA	15.37	15.37	0.82	5.85	5.39	0.81	5.78	0.12	399.25	1.10	18.54	93.07	14.30	93.07	18.78	0.36	2.46	45.57
PVFC	PVF Capital Corp. of OH	7.45	7.45	1.03	14.51	12.08	0.77	10.94	1.10	50.21	0.66	8.28	113.61	8.46	113.61	10.98	0.27	2.67	22.13
PBCI	Pamrapo Bancorp, Inc. of NJ	8.67	8.67	1.24	14.02	8.61	1.24	14.02	0.57	74.91	0.63	11.62	157.95	13.70	157.95	11.62	0.75	4.97	57.69
PFED	Park Bancorp of Chicago IL	11.34	11.34	0.71	6.28	6.62	0.59	5.18	0.21	108.27	0.37	15.10	97.65	11.07	97.65	18.31	0.48	2.22	33.57
PVSA	Parkvale Financial Corp of PA	5.97	5.25	0.70	10.70	7.17	0.52	7.89	0.32	298.73	1.26	13.94	149.27	8.91	169.84	18.90	0.72	2.82	39.34
PRTR	Partners Trust MHC of NY(46.4)	15.74	15.74	0.64	5.05	3.18	0.90	7.10	1.22	65.93	1.36	NM	128.57	20.23	128.57	22.36	0.00	0.00	0.00
PBHC	Pathfinder BC MHC of NY (39.1)*	8.91	8.06	0.73	8.04	6.27	0.52	5.71	1.54	54.42	1.25	15.94	124.72	11.11	137.84	22.45	0.28	2.55	40.58
PFSB	PennFed Fin. Services of NJ	6.27	6.01	0.78	12.57	7.80	0.78	12.51	0.17	176.23	0.40	12.82	157.05	9.85	163.95	12.88	0.40	1.58	20.20
PFDC	Peoples Bancorp of Auburn IN	12.34	11.70	1.08	8.91	8.63	1.02	8.38	0.45	93.97	0.53	11.59	100.46	12.40	105.93	12.32	0.60	3.43	39.74
PBCT	Peoples Bank, MHC of CT (40.8)*	8.07	7.10	0.38	4.60	2.75	0.31	3.81	0.30	327.71	1.78	NM	164.72	13.30	187.27	NM	1.44	5.66	NM
PCBI	Peoples Community Bcrp. of OH	8.46	8.10	0.64	6.88	5.18	0.51	5.54	0.94	135.25	1.42	19.30	128.48	10.87	134.19	23.95	0.00	0.00	0.00
PSFC	Peoples Sidney Fin. Corp of OH	12.37	12.37	0.48	3.79	3.70	0.48	3.79	0.61	81.96	0.57	27.05	102.76	12.71	102.76	27.05	0.36	3.03	NM
PHFC	Pittsburgh Home Fin Corp of PA	5.56	5.52	0.16	2.97	3.84	0.16	3.04	1.55	47.40	1.17	26.06	76.13	4.23	76.71	25.52	0.36	2.94	NM
PFSL	Pocahontas Bancorp, Inc. of AR	8.11	5.20	0.78	8.90	7.79	0.72	8.17	NA	NA	0.87	12.84	104.80	8.50	163.32	13.99	0.28	2.57	32.94
PORT	Port Fin. Corp of Brighton MA	8.85	8.85	1.04	9.64	5.62	1.10	10.21	0.05	NA	1.15	17.79	176.80	15.65	176.80	16.79	0.60	1.54	27.40
PRBC	Prestige Bancorp, Inc. of PA(8)	6.15	6.15	-0.27	-4.38	-3.60	-0.12	-2.06	1.33	46.80	0.89	NM	123.35	7.59	123.35	NM	0.00	0.00	NM
PFNC	Progress Financial Corp. of PA	7.02	6.82	0.36	5.70	5.00	0.13	2.03	1.66	53.50	1.67	20.00	99.01	6.95	101.93	NM	0.20	2.22	44.44
PBCP	Provident Bcp MHC of NY (45.1)	10.41	8.99	1.00	8.88	4.01	1.00	8.88	0.47	207.05	1.55	24.97	212.98	22.16	246.44	24.97	0.48	1.67	41.74
PROV	Provident Fin. Holdings of CA	10.24	10.24	0.86	9.09	7.59	0.20	2.07	NA	NA	1.10	13.17	116.65	11.94	116.65	NM	0.20	0.91	11.98
PLSK	Pulaski Bncp MHC of NJ (41.8)(8)	11.08	11.08	0.69	6.37	2.61	0.73	6.75	NA	NA	0.81	NM	237.68	26.33	237.68	NM	0.40	1.24	47.62
PULB	Pulaski Fin Cp of St. Louis MO	10.62	10.62	1.34	12.81	7.92	0.43	4.15	NA	NA	1.09	12.62	160.95	17.09	160.95	NM	0.36	1.97	24.83
QCBC	Quaker City Bancorp, Inc of CA	8.64	8.61	1.52	18.23	9.10	1.51	18.17	0.29	259.52	0.92	10.99	181.53	15.68	182.19	11.03	0.00	0.00	0.00
RIVR	River Valley Bancorp of IN	9.23	9.22	1.13	11.89	9.70	0.86	9.01	0.74	138.94	1.27	10.31	118.43	10.94	118.64	13.60	0.80	2.99	30.77
RVSB	Riverview Bancorp, Inc. of WA	13.06	12.91	1.25	9.64	7.95	0.91	7.03	0.50	135.64	0.91	12.58	121.92	15.92	123.34	17.27	0.50	3.37	42.37
ROME	Rome Bncp Inc MHC of NY (41.6)*	14.56	14.56	0.95	6.48	3.44	0.91	6.16	0.32	206.31	0.92	29.06	189.58	27.60	189.58	NM	0.36	1.51	43.90
RSLN	Roslyn Bancorp, Inc. of NY*	5.78	5.77	1.44	22.00	6.72	1.45	22.14	0.42	101.87	1.24	14.89	335.72	19.41	336.22	14.79	0.54	2.35	35.06
SCFS	Seacoast Fin Serv Corp of MA*	8.74	7.75	1.05	11.59	6.55	1.05	11.59	0.39	224.25	1.15	15.26	171.97	15.04	193.99	15.26	0.44	1.95	29.73
SFBI	Security Financial Bcrp of IN	18.10	18.10	0.50	2.75	2.73	0.54	2.95	1.15	66.00	1.46	NM	103.71	18.77	103.71	NM	0.00	0.00	0.00
SVBI	Severn Bancorp Inc of MD	9.43	9.35	2.08	22.12	13.13	1.89	20.09	0.15	592.90	0.95	7.61	168.38	15.87	169.83	8.38	0.24	1.52	11.59
SKBO	Skibo Fin Corp MHC of PA(39.8)	15.56	15.56	0.35	2.16	1.38	0.35	2.16	0.06	477.53	0.92	NM	158.86	24.72	158.86	NM	0.48	3.91	NM
SOBI	Sobieski Bancorp of S. Bend IN	9.56	9.56	0.19	1.88	3.01	0.10	1.02	0.74	124.01	1.24	NM	62.93	6.02	62.93	NM	0.34	2.77	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 16, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
Financial Institution		Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
SFFS	Sound Fed Bp MHC of NY (42.1)(8)	9.80	7.65	1.13	11.16	6.34	1.13	11.16	0.15	238.92	0.52	15.78	166.54	16.32	213.33	15.78	0.36	1.62	25.53
SSFC	South Street Fin. Corp. of NC*	11.31	11.31	0.70	6.22	6.80	0.70	6.22	0.14	147.57	0.24	14.71	90.98	10.29	90.98	14.71	0.40	5.67	NM
SMBC	Southern Missouri Bncrp of MO	9.21	7.94	0.91	9.75	10.47	0.91	9.75	0.27	217.92	0.74	9.55	90.08	8.29	104.46	9.55	0.56	3.07	29.32
STFR	St. Francis Cap. Corp. of WI	7.78	7.18	0.97	13.11	9.63	0.66	8.95	0.37	165.40	1.09	10.39	127.82	9.94	138.33	15.22	0.60	2.51	26.09
SFFC	StateFed Financial Corp. of IA	15.06	15.06	0.64	4.42	5.67	0.64	4.42	3.95	14.73	0.66	17.65	79.72	12.00	79.72	17.65	0.40	4.44	NM
STSA	Sterling Financial Corp. of WA	6.05	4.62	0.68	11.97	9.26	0.62	10.76	0.94	74.58	0.98	10.80	116.61	7.06	152.59	12.01	0.00	0.00	0.00
STBI	Sturgis Bancorp of MI	9.87	8.06	0.95	9.64	8.49	0.69	6.96	2.21	24.10	0.71	11.78	113.49	11.20	138.93	16.31	0.28	2.64	31.11
SUFI	Superior Financial Corp of AR	7.55	4.26	0.89	12.39	9.56	0.81	11.22	0.66	110.49	1.16	10.46	125.47	9.47	222.46	11.55	0.40	2.13	22.22
THRD	TF Fin. Corp. of Newtown PA	8.35	7.70	0.69	8.47	9.00	0.80	9.83	0.54	48.28	0.53	11.11	89.53	7.48	97.13	9.57	0.60	3.00	33.33
THTL	Thistle Group Holdings of PA(8)	9.29	8.37	0.50	4.43	6.48	0.41	3.59	0.32	80.41	0.69	15.43	77.74	7.22	86.30	19.02	0.32	3.00	46.38
TSBK	Timberland Bancorp, Inc. of WA	17.95	17.95	1.58	8.52	8.25	1.45	7.85	1.31	63.92	1.08	12.12	100.42	18.03	100.42	13.16	0.48	2.85	34.53
TRYF	Troy Financial Corp of Troy NY	14.20	11.47	1.11	7.56	4.33	1.09	7.44	0.24	535.30	1.89	23.11	177.02	25.15	219.20	23.49	0.56	1.94	44.80
UCBC	Union Community Bancorp of IN	13.88	12.84	1.29	5.86	5.80	1.46	6.62	NA	NA	0.41	17.24	93.19	12.93	100.69	15.26	0.48	3.28	56.47
UFBS	Union Fin Bancshares Inc of SC	8.53	6.64	0.57	6.76	6.18	0.55	6.52	NA	NA	0.99	16.18	102.23	8.72	131.20	16.77	0.40	2.91	47.06
UCFC	United Community Fin. of OH	13.30	11.33	1.07	7.57	6.65	0.82	5.81	0.73	98.14	0.94	15.04	111.52	14.83	130.95	19.58	0.30	3.56	53.57
UPFC	United PanAm Fin. Corp of CA(8)	10.18	10.18	1.46	13.21	10.50	1.43	13.01	0.19	NA	6.91	9.52	118.81	12.09	118.81	9.67	0.00	0.00	0.00
UTBI	United Tenn. Bancshares of TN	13.53	12.69	1.65	12.13	12.09	1.60	11.78	0.52	130.26	0.95	8.27	99.03	13.40	105.53	8.52	0.30	2.67	22.06
WSFS	WSFS Financial Corp. of DE*	5.92	5.87	1.38	25.22	9.97	0.08	1.41	0.48	234.09	2.02	10.03	226.52	13.41	228.50	NM	0.20	0.70	6.99
WVFC	WVS Financial Corp. of PA	7.32	7.32	1.24	17.19	11.51	1.24	17.19	1.20	56.38	1.58	8.69	143.47	10.50	143.47	8.69	0.64	4.05	35.16
WRNB	Warren Bancorp of Peabody MA(8)*	9.66	9.66	1.36	15.09	5.53	1.22	13.51	0.02	NA	1.45	18.09	260.64	25.18	260.64	20.21	0.48	3.08	55.81
WSBI	Warwick Community Bncrp of NY*	10.06	9.73	1.07	11.33	6.23	1.12	11.85	0.50	100.17	0.74	16.04	170.14	17.12	175.97	15.33	0.40	1.44	23.12
WFSL	Washington Federal, Inc. of WA	13.12	12.62	1.97	15.69	8.46	1.97	15.69	0.56	57.72	0.53	11.82	175.43	23.02	182.38	11.82	0.92	3.57	42.20
WAYN	Wayne Svgs Bks MHC of OH(47.5)(8)	7.78	7.78	0.58	7.34	3.80	0.47	5.93	NA	NA	NA	26.30	189.54	14.75	189.54	NM	0.68	3.54	NM
WYPT	Waypoint Financial Corp of PA	9.05	8.82	0.85	9.35	6.95	0.75	8.18	0.41	116.86	1.06	14.38	134.42	12.17	137.97	16.44	0.40	2.32	33.33
WCFB	Wbstr Cty Fed MHC of IA (38.5)	21.90	21.90	1.37	6.35	4.14	1.37	6.35	0.57	NA	NA	24.14	149.57	32.76	149.57	24.14	1.00	5.75	NM
WBST	Webster Financial Corp. of CT	8.55	6.13	1.26	15.05	8.25	1.20	14.33	0.44	182.42	1.36	12.12	172.69	14.76	240.73	12.73	0.76	2.00	24.20
WEFC	Wells Fin. Corp. of Wells MN	11.14	11.14	1.61	15.46	14.44	1.14	10.92	0.32	129.81	0.60	6.93	99.71	11.11	99.71	9.81	0.72	3.43	23.76
WEBK	West Essex Bp MHC of NJ (40.1)	13.02	12.21	0.88	6.40	3.28	0.88	6.40	0.36	97.15	0.84	NM	194.47	25.32	207.32	NM	0.56	2.75	NM
WOFC	Western Ohio Fin. Corp. of OH	12.31	12.31	0.58	4.75	5.60	0.49	4.00	0.58	89.65	0.66	17.85	83.71	10.31	83.71	21.20	1.00	4.91	NM
WGBC	Willow Grove Bancorp of PA	16.71	16.71	0.45	2.70	2.45	0.68	4.05	NA	NA	1.03	NM	110.52	18.46	110.52	27.26	0.28	2.45	NM

EXHIBIT 2

Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2002

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ASBI	Ameriana Bancorp of IN	517	2,166	-736	0	1,947	3,147	0.62
FFWC	FFW Corporation of Wabash IN(1)	2,049	-487	166	0	1,728	1,367	1.26
FCAP	First Capital, Inc. of IN(1)	3,175	-54	18	0	3,139	2,547	1.23
FFBZ	First Federal Bncrp, Inc of OH	2,313	-433	147	0	2,027	3,292	0.62
LNCB	Lincoln Bancorp of IN(1)	4,193	-837	285	0	3,641	5,033	0.72
MFBC	MFB Corp. of Mishawaka IN	569	-548	186	0	207	1,326	0.16
NEIB	Northeast Indiana Bncrp of IN	1,738	-130	44	0	1,652	1,550	1.07
PFDC	Peoples Bancorp of Auburn IN	5,225	-450	153	0	4,928	3,461	1.42
SFBI	Security Financial Bcrp of IN(1)	1,034	104	-35	0	1,103	1,865	0.59
WOFC	Western Ohio Fin. Corp. of OH	2,002	-470	160	0	1,692	1,756	0.96

(1) Financial information is for the quarter ending March 31, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
Wayne Savings Bancshares, Inc.
August 16, 2002

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Ohio Companies Mean	Ohio Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings ratio	=	P/E	19.53 x	13.97x	13.21x	15.00x	14.28x	14.30x	13.34x
Price-book ratio	=	P/B	90.48%	99.62%	98.61%	104.74%	105.16%	129.06%	117.64%
Price-assets ratio	=	P/A	11.11%	11.83%	10.24%	11.64%	10.92%	13.20%	11.88%

Valuation Parameters

Pre-Conversion Earnings (Y)	$2,004,000	(2)	ESOP Stock Purchases (E)	8.00%	
Pre-Conversion Book Value (B)	$26,596,000	(3)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conv. Tang. Book Value (B)	$26,596,000	(3)	ESOP Amortization (T)	20.00	years
Pre-Conversion Assets (A)	$334,775,000	(3)	RRP Amount (M)	4.00%	
Reinvestment Rate (2)(R)	1.36%		RRP Vesting (N)	5.00	years
Est. Conversion Expenses (3)(X)	7.27%		Percentage Sold (PCT)	52.52%	
Tax rate (TAX)	34.00%		Franchise Tax (L)	$67,477	

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y-L)}{1 - P/E * PCT * ((1-X-E-M)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$$ V= $39,036,400

2. $$V = \frac{P/B * B}{1 - P/B * PCT * (1-X-E-M)}$$ V= $39,036,398

3. $$V = \frac{P/A * A}{1 - P/A * PCT * (1-X-E-M)}$$ V= $39,036,400

Conclusion	Gross Proceeds	Exchange Ratio	Full Conversion Value
Minimum	$17,425,000	1.2901	$33,180,940
Midpoint	$20,500,000	1.5177	$39,036,400
Maximum	$23,575,000	1.7454	$44,891,860
Super maximum value	$27,111,250	2.0072	$51,625,640

(1) Pricing ratios shown reflect the midpoint value.
(2) Includes impact of reinvesting $169,000 of MHC assets at an after-tax rate of 1.78 percent.
(3) Includes $169,000 of MHC assets.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wayne Bancshares, Inc.
At the Minimum of the Range

1.	Conversion Proceeds	
	Full Conversion Value	$33,180,940
	Exchange Ratio	1.2901
	Offering Proceeds	$17,425,000
	Less: Estimated Offering Expenses	1,448,640
	Net Conversion Proceeds	$15,976,360
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$15,976,360
	Less: Non-cash purchases(1)	2,091,000
	Net Proceeds Reinvested	$13,885,360
	Estimated net incremental rate of return	1.36%
	Earnings Increase	$188,841
	Less: Impact of State Franchise/Share Taxes	64,728
	Less: Estimated cost of ESOP borrowings(2)	0
	Less: Amortization of ESOP borrowings(3)	46,002
	Less: Recognition Plan Vesting(4)	92,004
	Net Earnings Increase	($13,893)

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended June 30, 2002 (reported)	$2,004,000	($13,893)	$1,990,107
	12 Months ended June 30, 2002 (core)	$1,704,000	($13,893)	$1,690,107

		Before Conversion	Net Cash Proceeds	After Conversion
4.	Pro Forma Net Worth			
	June 30, 2002	$26,596,000	$13,885,360	$40,481,360
	June 30, 2002 (Tangible)	$26,596,000	$13,885,360	$40,481,360

		Before Conversion	Net Cash Proceeds	After Conversion
5.	Pro Forma Assets			
	June 30, 2002	$334,775,000	$13,885,360	$348,660,360

(1) Reflects ESOP borrowing of 8.0 percent of total offering and stock purchased by Recognition Plans 4.0 percent of total offering.
(2) ESOP is financed by Holding Company.
(3) ESOP borrowings are amortized over 20 years, amortization is tax-effected.
(4) Stock purchased by Recognition Plans is amortized over 5 years, amortization is tax-effected.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wayne Bancshares, Inc.
At the Midpoint of the Range

1.	Conversion Proceeds	
	Full Conversion Value	$39,036,400
	Exchange Ratio	1.5177
	Offering Proceeds	$20,500,000
	Less: Estimated Offering Expenses	1,491,075
	Net Conversion Proceeds	$19,008,925
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$19,008,925
	Less: Non-cash purchases(1)	2,460,000
	Net Proceeds Reinvested	$16,548,925
	Estimated net incremental rate of return	1.36%
	Earnings Increase	$225,065
	Less: Impact of State Franchise/Share Taxes	67,477
	Less: Estimated cost of ESOP borrowings(2)	0
	Less: Amortization of ESOP borrowings(3)	54,120
	Less: Recognition Plan Vesting(4)	108,240
	Net Earnings Increase	($4,772)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2002 (reported)	$2,004,000	($4,772)	$1,999,228
12 Months ended June 30, 2002 (core)	$1,704,000	($4,772)	$1,699,228

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
June 30, 2002	$26,596,000	$16,548,925	$43,144,925
June 30, 2002 (*Tangible*)	$26,596,000	$16,548,925	$43,144,925

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
June 30, 2002	$334,775,000	$16,548,925	$351,323,925

(1) Reflects ESOP borrowing of 8.0 percent of total offering and stock purchased by Recognition Plans 4.0 percent of total offering.
(2) ESOP is financed by Holding Company.
(3) ESOP borrowings are amortized over 20 years, amortization is tax-effected.
(4) Stock purchased by Recognition Plans is amortized over 5 years, amortization is tax-effected.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wayne Bancshares, Inc.
At the Maximum of the Range

1.	Conversion Proceeds	
	Full Conversion Value	$44,891,860
	Exchange Ratio	1.7454
	Offering Proceeds	$23,575,000
	Less: Estimated Offering Expenses	1,533,510
	Net Conversion Proceeds	$22,041,490
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$22,041,490
	Less: Non-cash purchases(1)	2,829,000
	Net Proceeds Reinvested	$19,212,490
	Estimated net incremental rate of return	1.36%
	Earnings Increase	$261,290
	Less: Impact of State Franchise/Share Taxes	78,374
	Less: Estimated cost of ESOP borrowings(2)	0
	Less: Amortization of ESOP borrowings(3)	62,238
	Less: Recognition Plan Vesting(4)	124,476
	Net Earnings Increase	($3,798)

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended June 30, 2002 (reported)	$2,004,000	($3,798)	$2,000,202
	12 Months ended June 30, 2002 (core)	$1,704,000	($3,798)	$1,700,202

		Before Conversion	Net Cash Proceeds	After Conversion
4.	Pro Forma Net Worth			
	June 30, 2002	$26,596,000	$19,212,490	$45,808,490
	June 30, 2002 (Tangible)	$26,596,000	$19,212,490	$45,808,490

		Before Conversion	Net Cash Proceeds	After Conversion
5.	Pro Forma Assets			
	June 30, 2002	$334,775,000	$19,212,490	$353,987,490

(1) Reflects ESOP borrowing of 8.0 percent of total offering and stock purchased by Recognition Plans 4.0 percent of total offering.
(2) ESOP is financed by Holding Company.
(3) ESOP borrowings are amortized over 20 years, amortization is tax-effected.
(4) Stock purchased by Recognition Plans is amortized over 5 years, amortization is tax-effected.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Wayne Bancshares, Inc.
At the Superrange Maximum

1.	Conversion Proceeds	
	Full Conversion Value	$51,625,640
	Exchange Ratio	2.0072
	Offering Proceeds	$27,111,250
	Less: Estimated Offering Expenses	1,565,000
	Net Conversion Proceeds	$25,546,250
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$25,546,250
	Less: Non-cash purchases(1)	3,253,350
	Net Proceeds Reinvested	$22,292,900
	Estimated net incremental rate of return	1.36%
	Earnings Increase	$303,183
	Less: Impact of State Franchise/Share Taxes	90,984
	Less: Estimated cost of ESOP borrowings(2)	0
	Less: Amortization of ESOP borrowings(3)	71,574
	Less: Recognition Plan Vesting(4)	143,147
	Net Earnings Increase	($2,522)

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended June 30, 2002 (reported)	$2,004,000	($2,522)	$2,001,478
	12 Months ended June 30, 2002 (core)	$1,704,000	($2,522)	$1,701,478

		Before Conversion	Net Cash Proceeds	After Conversion
4.	Pro Forma Net Worth			
	June 30, 2002	$26,596,000	$22,292,900	$48,888,900
	June 30, 2002 (Tangible)	$26,596,000	$22,292,900	$48,888,900

		Before Conversion	Net Cash Proceeds	After Conversion
5.	Pro Forma Assets			
	June 30, 2002	$334,775,000	$22,292,900	$357,067,900

(1) Reflects ESOP borrowing of 8.0 percent of total offering and stock purchased by Recognition Plans 4.0 percent of total offering.
(2) ESOP is financed by Holding Company.
(3) ESOP borrowings are amortized over 20 years, amortization is tax-effected.
(4) Stock purchased by Recognition Plans is amortized over 5 years, amortization is tax-effected.

EXHIBIT 5

Firm Qualifications Statement

RP FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. Through a program known as SAFE (Strategic Alternatives Financial Evaluations), RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

Ronald S. Riggins, Managing Director (22)
William E. Pommerening, Managing Director (18)
Gregory E. Dunn, Senior Vice President (20)
James P. Hennessey, Senior Vice President (17)
James J. Oren, Senior Vice President (15)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com